SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2015

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

NEWS RELEASE
                                                                                                                                                        PRUDENTIAL PLC
                                                                                                                                                        GROUP COMMUNICATIONS
                                                                                                                                                        12 ARTHUR STREET
                                                                                                                                                        LONDON EC4R 9AQ
                                                                                                                                                        TEL 020 7220 7588
                                                                                                                                                        FAX 020 7548 3725
                                                                                                                                                        www.prudential.co.uk
11 August 2015

PRUDENTIAL PLC 2015 HALF YEAR RESULTS

PRUDENTIAL DELIVERS BROAD-BASED PROFITABLE GROWTH AND INCREASED CASH GENERATION

Group Performance Highlights (on constant exchange rate basis)
• IFRS operating profit of £1,881 million, up 17 per cent1
• EEV new business profit of £1,190 million, up 12 per cent1,2
• Underlying free surplus generation3 (after investment in new business) of £1,418 million, up 12 per cent1
• Net cash remittances from business units of £1,068 million, up 10 per cent

Business Units Performance Highlights (on constant exchange rate basis)
• Asia life and asset management IFRS operating profit of £632 million, up 17 per cent1
• Jackson life IFRS operating profit of £834 million, up 11 per cent1
• UK life IFRS operating profit of £436 million, up 19 per cent2
• M&G IFRS operating profit of £251 million, up 11 per cent

Capital & Dividend
• IFRS shareholders' funds of £12.1 billion, up 14 per cent4
• EEV shareholders' funds of £30.1 billion, up 16 per cent4, equivalent to 1,170 pence per share
• Insurance Groups Directive capital surplus5 estimated at £5.2 billion; solvency requirements covered 2.5 times
• 2015 interim dividend increased by 10 per cent to 12.31 pence per share

Commenting on the results, Mike Wells, Group Chief Executive, said:

"We have delivered a strong, broad-based performance in the first half of 2015. Our consistent strategy, rigorous execution and tight focus on the needs of our customers have ensured that we continue to deliver profitable growth and increased cash generation.

"Group IFRS operating profit increased 17 per cent to £1,881 million and EEV new business profit grew by 12 per cent to £1,190 million, while underlying free surplus generation increased by 12 per cent to £1,418 million.

"We have seen strong performances from each of our principal business units. In Asia, where we are focused on meeting the protection and savings needs of the growing middle classes through our high-quality agency force and productive bank partnerships, our life and asset management businesses delivered a combined IFRS operating profit of £632 million, up by 17 per cent and free surplus generation of £356 million, up 16 per cent. Life new business profit in the region was up 30 per cent to £664 million, reflecting a 31 per cent increase in APE sales.

"At Eastspring, our Asia-based asset management business, external net inflows of £4.6 billion and positive market movements have driven total funds under management to a record level of £85.3 billion, 28 per cent higher than a year ago.

"In the US, Jackson continues to execute with discipline, delivering growth in both IFRS operating profit and cash, while maintaining a strong focus on value, risk management and capital. In the first half of 2015, we continued to manage proactively sales of variable annuities with living benefits while diversifying our sales mix. Our success in capturing strong variable annuity inflows at attractive margins drove our separate account asset base 11 per cent6 higher to £85.9 billion at 30 June 2015. Jackson's life IFRS operating profit consequently increased by 11 per cent to £834 million, which represents a new high at the half year stage. Cash remittances also grew by 14 per cent (on an actual exchange rate basis) to £403 million.

1 Period-on-period percentage increases are stated on a constant exchange rate basis unless otherwise stated. Increases on an actual exchange rate basis, which incorporate the effect of the exchange rate movements, are shown in the Financial Highlights section and in the Chief Financial Officer's report. All amounts are comparable to the six months ended 30 June 2014 unless otherwise indicated.

2 Following the disposal of the Group's 25 per cent interest in PruHealth and PruProtect in November 2014, the 2014 comparative results of UK insurance operations have been adjusted to exclude results of those businesses.
3 Underlying free surplus generated comprises free surplus generated based on operating movements from long-term business (net of investment in new business) and that generated from asset management operations.
4 Comparable to 30 June 2014 on an actual exchange rate basis.
5 Before allowing for interim dividend.
6 Comparable to 30 June 2014 on a constant exchange rate basis.

 "Our UK life business delivered a strong performance amid an unprecedented level of regulatory change affecting how customers access their savings in retirement. Prudential delivered a 25 per cent increase in retail APE sales to £393 million, despite lower sales of retail annuities. This volume growth, together with the completion of two attractively priced bulk deals in the first half of the year, resulted in a 12 per cent increase in total new business profit. Life IFRS operating profit of £436 million was up 19 per cent, reflecting ongoing active management to unlock value in our in-force business.

"In asset management, M&G delivered operating profit of £251 million, an increase of 11 per cent, reflecting higher average levels of funds under management. This was achieved despite the net outflows experienced in the second quarter of 2015, a consequence of softer consumer sentiment on fixed income assets.

"Our capital-generative business model and our disciplined approach to risk management have driven our shareholders' equity and our estimated Insurance Groups Directive surplus to higher levels at 30 June 2015 than at 31 December 2014. In anticipation of the implementation of Solvency II at the start of 2016, we submitted our internal model to the Prudential Regulation Authority for approval in June. Alongside our UK peers, we expect to hear the outcome of the approval process in early December. Our strong half year performance and sound capital position have enabled us to increase our 2015 interim dividend by 10 per cent to 12.31 pence per share.

"In summary, the first half of the year has demonstrated the success of our disciplined execution of the Group's strategy. We are capturing profitably the opportunities available to us in the growing markets of Asia, while in the US and the UK we are continuing to use our established market position, distribution strength and products that are valued by customers to deliver growth in IFRS operating profit and free surplus generation. In doing so, we are making progress towards our 2017 objectives.

"I am pleased to be able to announce such a strong performance today, the first time I have reported our results after taking over as Group Chief Executive at the beginning of June. Since then I have visited all of our major business operations, which has confirmed to me not only that our strategy is the right one, but that we have all of the capabilities required to execute it successfully.

"Looking ahead, despite ongoing macro-economic uncertainties, we are confident that our proven strategy, strong execution and the quality of our people will continue to deliver great products and service to our 25 million customers and relative outperformance to our shareholders."

Contact:

Media		Investors/Analysts
Jonathan Oliver	+44 (0)20 7548 3719	Raghu Hariharan	+44 (0)20 7548 2871
Tom Willetts	+44 (0)20 7548 2776	Richard Gradidge	+44 (0)20 7548 3860

Notes to Editors:
1.
The results in this announcement are prepared on two bases: International Financial Reporting Standards (IFRS) and European Embedded Value (EEV). The IFRS basis results form the basis of the Group's statutory financial statements. The supplementary EEV basis results have been prepared in accordance with the European Embedded Value principles issued by the CFO Forum of European Insurance Companies in May 2004. The Group's EEV basis results are stated on a post-tax basis and, where appropriate, include the effects of IFRS. Period-on-period percentage increases are stated on a constant exchange rate basis unless otherwise stated. Constant exchange rates results are calculated by translating prior period results using the current period foreign exchange rate i.e. current period average rates for the income statement and current period closing rates for the balance sheet.

2.	Annual Premium Equivalent (APE) sales comprise regular premium sales plus one-tenth of single premium insurance sales.

3.
Operating profits are determined on the basis of including longer-term investment returns. EEV and IFRS operating profits are stated after excluding the effect of short-term fluctuations in investment returns against long-term assumptions, gain on the sale of PruHealth and PruProtect and the costs arising from the domestication of our Hong Kong business. Furthermore, for the EEV basis results, operating profit based on longer-term investment returns additionally excludes the effect of changes in economic assumptions and the mark to market value movement on core borrowings. Separately on the IFRS basis, operating profit also excludes amortisation of accounting adjustments arising principally on the acquisition of REALIC completed in 2012 and the cumulative foreign exchange loss on the disposal of the Japan Life business that has been recycled from Other Comprehensive Income on completion of the sale process.

4.	Total number of Prudential plc shares in issue as at 30 June 2015 was 2,571,064,069.

5.
A presentation for analysts and investors will be held today at 11.00am (UK) / 6.00pm (Hong Kong) in the conference suite at Nomura International plc, 1 Angel Lane, London EC4R 3AB. The presentation will be webcast live and as a replay on the corporate website via the link below:

http://prudential.co.uk/investors/results-and-presentations/results-day

A dial-in facility will be available to listen to the presentation. Please allow time ahead of the presentation to join the call (lines open half an hour before the presentation is due to start, i.e. from 10.30am (UK) / 5.30pm (Hong Kong)). Dial-in: +44 (0)20 3059 8125 / 0800 368 0649 (Freephone UK), Passcode: 'Prudential' (this must be quoted to the operator to gain access to the call). Playback: +44 (0)121 260 4861, Passcode: 1320141#. This will be available from approximately 4.00pm (UK) / 11.00pm (Hong Kong) on 11 August 2015 until 11.59pm (UK) on 25 August 2015 and 06.59am (Hong Kong) on 26 August 2015.

6.	High-resolution photographs are available to the media free of charge at www.prudential.co.uk/prudential-plc/media/media_library

7.	2015 Interim Dividend
Ex-dividend date	20 August 2015 (UK, Ireland and Hong Kong) 19 August 2015 (Singapore)
Record date	21 August 2015
Payment of dividend	24 September 2015 (UK, Ireland and Hong Kong) On or about 1 October 2015 (Singapore) On or about 1 October 2015 (ADR holders)

8.	About Prudential plc
Prudential plc is incorporated in England and Wales, and its affiliated companies constitute one of the world's leading financial service groups serving around 25 million customers and has £505 billion of assets under management (as at 30 June 2015). Prudential plc is listed on the stock exchanges in London, Hong Kong, Singapore and New York. Prudential plc is not affiliated in any manner with Prudential Financial, Inc., a company whose principal place of business is in the United States of America.

9.	Forward-Looking Statements
This document may contain 'forward-looking statements' with respect to certain of Prudential's plans and its goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements that are not historical facts, including statements about Prudential's beliefs and expectations and including, without limitation, statements containing the words 'may', 'will', 'should', 'continue', 'aims', 'estimates', 'projects', 'believes', 'intends', 'expects', 'plans', 'seeks' and 'anticipates', and words of similar meaning, are forward-looking statements. These statements are based on plans, estimates and projections as at the time they are made, and therefore undue reliance should not be placed on them. By their nature, all forward-looking statements involve risk and uncertainty. A number of important factors could cause Prudential's actual future financial condition or performance or other indicated results to differ materially from those indicated in any forward-looking statement. Such factors include, but are not limited to, future market conditions, including fluctuations in interest rates and exchange rates and the potential for a sustained low-interest rate environment, and the performance of financial markets generally; the policies and actions of regulatory authorities, including, for example, new government initiatives and the effect of the European Union's 'Solvency II' requirements on Prudential's capital maintenance requirements; the impact of continuing designation as a Global Systemically Important Insurer or 'G-SII'; the impact of competition, economic uncertainty, inflation and deflation; changes in Prudential's profitability due to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; the impact of changes in capital, solvency standards, accounting standards or relevant regulatory frameworks, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate; and the impact of legal actions and disputes. These and other important factors may, for example, result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. Further discussion of these and other important factors that could cause Prudential's actual future financial condition or performance or other indicated results to differ, possibly materially, from those anticipated in Prudential's forward-looking statements can be found under the 'Risk Factors' heading in this document.

Any forward-looking statements contained in this document speak only as of the date on which they are made. Prudential expressly disclaims any obligation to update any of the forward-looking statements contained in this document or any other forward-looking statements it may make, whether as a result of future events, new information or otherwise except as required pursuant to the UK Prospectus Rules, the UK Listing Rules, the UK Disclosure and Transparency Rules, the Hong Kong Listing Rules, the SGX-ST listing rules or other applicable laws and regulations.

Summary Half Year 2015 financial performance

Financial highlights

Life APE new business sales (APE sales)
	Actual Exchange Rate			Constant Exchange Rate
	2015 £m	2014 £m	Change %	2014 £m	Change %
	Half year	Half year		Half year

Asia	1,366	996	37	1,042	31
US	857	871	(2)	954	(10)
UK1	510	419	22	419	22
Total Group1	2,733	2,286	20	2,415	13

Life new business profits and investment in new business
Actual Exchange Rate	Constant Exchange Rate
2015 £m	2014 £m	Change %	2014 £m	Change %
New Business Profit	Free surplus invested in new business	New Business Profit	Free surplus invested in new business	New Business Profit	Free surplus investment in new business	New Business Profit	Free surplus investment in new business	New Business Profit	Free surplus investment in new business
Asia	664	213	494	167	34	28	512	176	30	21
US	371	164	376	173	(1)	(5)	412	189	(10)	(13)
UK1	155	57	139	36	12	58	139	36	12	58
Total Group1	1,190	434	1,009	376	18	15	1,063	401	12	8

Profit before tax - IFRS
Actual Exchange Rate	Constant Exchange Rate
2015 £m	2014 £m	Change %	2014 £m	Change %
Half year	Half year	Half year
Operating profit before tax
Long-term business:
Asia2	574	483	19	497	15
US	834	686	22	751	11
UK1	436	366	19	366	19
Long-term business operating profit before tax 1, 2	1,844	1,535	20	1,614	14
UK general insurance commission	17	12	42	12	42
Asset management business:
M&G	251	227	11	227	11
Prudential Capital	7	22	(68)	22	(68)
Eastspring Investments	58	42	38	43	35
US	12	(5)	n/a	(5)	n/a
Other income and expenditure	(308)	(320)	4	(320)	4
Results of the sold PruHealth and PruProtect businesses	-	8	(100)	8	(100)
Total operating profit based on longer-term investment returns before tax	1,881	1,521	24	1,601	17
Non-operating items	1	(97)	n/a	(113)	n/a
Profit before tax attributable to shareholders	1,882	1,424	32	1,488	26

Post-tax profit - EEV
Actual Exchange Rate	Constant Exchange Rate
2015 £m	2014 £m	Change %	2014 £m	Change %
Half year	Half year	Half year
Post-tax operating profit
Long-term business:
Asia2	1,072	832	29	862	24
US	812	777	5	851	(5)
UK1	411	380	8	380	8
Long-term business post-tax operating profit1, 2	2,295	1,989	15	2,093	10
UK general insurance commission	14	9	56	9	56
Asset management business:
M&G	203	182	12	182	12
Prudential Capital	6	18	(67)	18	(67)
Eastspring Investments	50	36	39	37	35
US	8	(5)	n/a	(5)	n/a
Other income and expenditure	(298)	(294)	(1)	(294)	(1)
Results of the sold PruHealth and PruProtect businesses	-	8	(100)	8	(100)
Post-tax operating profit based on longer-term investment returns	2,278	1,943	17	2,048	11
Non-operating items	(163)	(9)	n/a	(6)	n/a
Post-tax profit for the period attributable to shareholders	2,115	1,934	9	2,042	4

Basic earnings per share - based on operating profit after tax
	Actual Exchange Rate			Constant Exchange Rate
	2015 pence	2014 pence	Change %	2014 pence	Change %
	Half year	Half year		Half year
IFRS	57.0	45.2	26	47.4	20
EEV	89.3	76.3	17	80.4	11

Underlying free surplus generated3
	Actual Exchange Rate						Constant Exchange Rate
	2015 £m		2014 £m		Change %		2014 £m		Change %
	Half year		Half year				Half year
	Long- term	Total	Long- term	Total	Long- term	Total	Long- term	Total	Long- term	Total

Asia	306	356	266	302	15	18	271	308	13	16
US	536	544	461	456	16	19	505	500	6	9
UK1	295	309	253	262	17	18	253	262	17	18
M&G	-	203	-	182	-	12	-	182	-	12
Prudential Capital	-	6	-	18	-	(67)	-	18	-	(67)
Results of the sold PruHealth and PruProtect businesses	-	-	-	(1)	-	100	-	(1)	-	100
Total Group	1,137	1,418	980	1,219	16	16	1,029	1,269	10	12

Cash remitted by the business units to the Group
	2015 £m	2014 £m
	Half year	Half year	Change %
	Total	Total	Total
Asia	258	216	19
US	403	352	14
UK	231	246	(6)
M&G	151	135	12
Prudential Capital	25	25	-
Total Group	1,068	974	10

Cash and capital
	2015	2014
	Half year	Half year	Change %
Dividend per share relating to the reporting period	12.31p	11.19p	10
Holding company cash and short-term investments	£2,094m	£1,902m	10
IGD capital surplus before interim dividend4	£5.2bn	£4.1bn	27

Group shareholders' funds (including goodwill attributable to shareholders)

	2015	2014
	Half year	Half year	Change %
IFRS	£12.1bn	£10.6bn	14
EEV	£30.1bn	£25.9bn	16

	2015%	2014%
	Half year	Half year
Return on IFRS shareholders' funds5	24	24
Return on embedded value 5	16	16

	2015	2014
	Half year	Half year	Change %
EEV shareholders' funds per share (including goodwill attributable to shareholders)	1,170p	1,009p	16
EEV shareholders' funds per share (excluding goodwill attributable to shareholders)	1,113p	952p	17

1   Following the disposal of the Group's 25 per cent interest in PruHealth and PruProtect in November 2014, the 2014 comparative results of UK insurance operations have been adjusted to exclude results of those businesses.

2 After Asia development costs.
3   Underlying free surplus generated comprises underlying free surplus generated from the Group's long-term business (net of investment in new business) and that generated from asset management operations.

4 Estimated.
5 Annualised operating profit after tax and non-controlling interests as a percentage of opening shareholders' funds.

Group Chief Executive's Report

In my first update as Group Chief Executive, I am pleased to report a strong, broad-based performance in the first half of 2015.

Our focus on the three main opportunities in Asia, US and UK - serving the protection and investment needs of the growing middle class in Asia, providing income in retirement to American baby boomers and meeting the financial needs of an ageing British population - is unchanged. The Group has distinct strengths and capabilities to execute our strategy successfully: leading market positions in its chosen geographies, strong diversification by geography, currency, product and distribution and a high quality, growing in-force book which generates significant earnings and cash. Our teams continue to leverage these strengths effectively and with discipline, as evidenced by the strong progress in the first half of 2015.

Currency volatility

In both 2014 and 2015 to date, there have been significant fluctuations in the value of sterling against local currencies in the US and in some of our key markets in Asia. These fluctuations continue to be driven by ongoing speculation about relative growth trajectories in the world's major economies and by debate around the timing and size of the withdrawal of the stimulus provided by various central banks. The sizeable component of Prudential's non-sterling earnings and assets means that our headline results and shareholders' equity, which are reported in UK sterling, will also fluctuate from one reporting period to the next.

As our businesses across the various jurisdictions in which we operate are not exposed to any cross-currency trading effects, unless otherwise stated, we have continued to comment on our Asia and US business performance in local currency terms (expressed on a constant exchange rate basis), as this represents a more appropriate basis to outline underlying performance. It is worth noting that so far this year we have experienced a favourable currency translation effect, reflecting weaker sterling in the first half of 2015, compared with the equivalent period last year. As a result and contrary to the financial performance trends that we observed last year, the constant exchange rate basis produces higher sterling comparatives and hence lower overall percentage progressions than those observed on an actual exchange rate basis.

Group performance1

Our first-half performance is underpinned by material contributions from all our principal business units.

Our Group IFRS operating profit based on longer-term investment returns increased by 17 per cent during the first half of 2015 to £1,881 million, with a broad-based contribution to growth from all four principal business operations - Asia, US, UK and M&G. On an actual exchange rate basis, the Group's IFRS operating profit grew by 24 per cent.

•      Asia life and asset management operating profit of £632 million, grew by 17 per cent, reflecting our continuing success in capturing profitable growth in markets which are under-penetrated with growing demand for protection and savings products. Our leading position in 9 out of 12 markets in the region, including Eastspring's position as
       Asia's largest retail asset manager2, enables us to meet a wide range of customer needs and deliver a performance that is resilient across the economic cycle.

•      US life IFRS operating profit of £834 million was up 11 per cent. A primary driver of our earnings is our growing separate account asset base that has benefitted from both strong net inflows and strong separate account performance.

• UK life IFRS operating profit of £436 million, grew by 19 per cent, reflecting continued pro-active management of our in-force book.

•      M&G delivered operating profit of £251 million, an increase of 11 per cent, primarily reflecting higher levels of average funds under management (including internal funds) which are 7 per cent higher at £260.0 billion.

The Group is focused on delivering strong cash generation, which underpins both our strategic and financial flexibility.
Underlying free surplus generation3 from our life and asset management businesses, a key indicator of cash generation in these businesses, was 12 per cent higher at £1,418 million after reinvestment in new business. Net cash remittances from our businesses increased by 10 per cent on actual exchange rates to £1,068 million. Cash remittances of £258 million from Asia were 19 per cent higher in the first half of 2015 while those from the US increased by 14 per cent to £403 million, both on an actual exchange rate basis. Our UK operations remitted £231 million (2014: £246 million), as we continue to invest in the business in response to the UK market reforms. M&G delivered an increase in remittances of 12 per cent to £151 million, in line with the growth in earnings.

New business profit4 was up 12 per cent to £1,190 million, primarily reflecting higher overall volumes in Asia and the UK. All three of our life businesses made strong contributions to the total, with £664 million (up 30 per cent) of new business profit from Asia, £371 million (lower by 10 per cent as we continue to execute disciplined sales management) from the US and  £155 million (up 12 per cent) from the UK4.

APE sales4,5 increased by 13 per cent to £2,733 million. In Asia, APE sales were 31 per cent higher at £1,366 million, with sales volumes reflecting broad-based growth across the region. In the US, APE sales were 10 per cent lower at £857 million as we continued to manage proactively our sales of variable annuities with guarantees. We continue to diversify our product mix with sales of Elite Access, our innovative variable annuity without guarantees, which contributed to the increase in the proportion of variable annuities sold without living benefit guarantees to 34 per cent of total variable annuity sales (2014: 32 per cent). In the UK, APE sales grew by 22 per cent4 to £510 million, reflecting strong sales volumes of income drawdown, individual pensions and investment bonds as the business made strong progress in launching new products in response to the new pensions freedom. These initiatives helped offset the adverse impact on our UK retail sales from the significant contraction of the retail annuity market. M&G experienced net outflows of £2.4 billion (2014: inflows of £4.2 billion) driven by retail net outflows of £3.4 billion, mainly reflecting redemptions from bond funds, which more than offset positive net flows from multi-asset funds. Eastspring Investments, our Asia asset management business, delivered record third party net inflows of £4.6 billion (2014: net inflows of £2.5 billion), driven principally by retail flows into equity funds.

Our balance sheet continues to be defensively positioned and at the end of the period our Insurance Groups Directive surplus6 was estimated at £5.2 billion, equating to coverage of 2.5 times.

We are continuing to make progress towards our 2017 objectives announced in December 2013.

	Reported actuals				Objectives*
				Half year
Asia Objectives	2012 £m7	2013 £m	2014 £m	2015 £m	2017
Asia life and asset management IFRS operating profit
Full year	924	1,075	1,140		>£1,858 million**
Half year	435	512	525	632
Asia Underlying Free Surplus Generation3
Full year	484	573	592		£0.9 - £1.1 billion
Half year	201	292	302	356

Group Objective for cumulative period 1 January 2014 to 31 December 2017				Actual	Objective
				1 Jan 2014 to 30 June 2015	1 Jan 2014 to 31 December 2017
Cumulative Group Underlying Free Surplus Generation from 2014 onwards				£4.0 billion	> £10 billion

*  The objectives assume exchange rates at December 2013 and economic assumptions made by Prudential in calculating the EEV basis supplementary information for the half year ended 30 June 2013, and are based on regulatory and solvency regimes applicable across the Group at the time the objectives were set. The objectives assume that the existing EEV, IFRS and Free Surplus methodology at December 2013 will be applicable over the period.

** Asia life and asset management pre-tax IFRS operating profit to grow at a compound annual rate of at least 15 per cent over the period 2012-2017.

Our operating performance by business unit

Asia
Asia has delivered a strong performance across all of our key metrics. In the first half of 2015, Asia's IFRS operating profit increased by 17 per cent to £632 million (20 per cent on an actual exchange rate basis), driven by 15 per cent growth in our life businesses and 35 per cent growth in Eastspring Investments, our Asia asset management businesses (19 per cent and 38 per cent respectively on an actual exchange rate basis). Underlying free surplus generation grew by 16 per cent to £356 million (18 per cent on an actual exchange rate basis), reflecting continued disciplined new business growth and the increasing scale of our in-force portfolio. Cash remittances were up 19 per cent at £258 million on an actual exchange rate basis.

The macro-economic environment remains broadly supportive, with our markets generating some of the world's highest GDP growth rates and having favourable demographic trends. While in some markets we are seeing local short-term challenges, particularly in Indonesia where the macro-economic outlook remains fragile, our pan-Asian platform across 12 life markets in the region and significant diversification by country, product and channel enables the delivery of a strong regional performance. Our priority remains the provision of products and services that meet the significant savings and financial protection needs of Asia's rapidly growing middle classes while also delivering consistent shareholder returns across the economic cycle.

Our life businesses have delivered excellent levels of new business production in the first half, with APE sales up 31 per cent to £1,366 million, driving a 30 per cent increase to £664 million in new business profit. Our new business sales continue to have a high proportion of regular premiums (91 per cent of APE sales), and a significant amount of premium directed towards health and protection coverage (26 per cent of APE sales) which makes our business less correlated to investment markets. In addition, the breadth and quality of our market-leading distribution platform has seen growth in both agency and bancassurance channels, offering further resilience to our progress as we are able to reach a wider customer base. Agency-generated APE sales increased by 32 per cent over prior period driven by higher numbers of active agents and improvements in agency productivity. Bancassurance APE sales were up by 16 per cent, despite the loss of two relationships in Singapore as previously disclosed, and including growth of 35 per cent from our relationship with Standard Chartered Bank.

In Hong Kong, APE sales increased by 84 per cent to £519 million driven by a 41 per cent increase in active agency manpower and improved productivity, together with the continuing success of our longstanding relationship with Standard Chartered Bank as well as the smaller, but fast-growing broker channel. The Hong Kong economy has very close ties with mainland China and the market has seen increasing levels of sales to mainland customers. We have an excellent track record in executing on this opportunity and our US dollar-denominated participating products are particularly attractive.

Our joint venture with CITIC in China continues to perform well, with APE sales growing by 44 per cent, reflecting progress in both the agency and bank channels as a result of strong momentum from our efforts to grow scale in a vastly under-penetrated market. We continue to monitor closely the recent developments in the China equity markets but to date have not seen any significant impact on our business.

Consumer sentiment in Indonesia remains depressed as the economy faces short to medium-term challenges from weaker global demand for its raw material exports, with President Jokowi's ambitious reform programmes progressing at a slower pace than anticipated. Against this backdrop, our new business APE sales were in line with last period at £183 million, while new business profit was lower, reflecting business mix and adverse interest rate effects. We remain confident in the medium-term potential in this market given modest insurance penetration and a growing middle class. We are, therefore, continuing to build out our platform across the country, which positions us well for when more favourable conditions return. Notwithstanding flat sales, the recurring regular premium nature of the unit-linked and protection business that we write in Indonesia has driven IFRS operating profit higher by 21 per cent to £167 million.

Our Malaysia strategy in recent years has been to broaden our approach to include a greater focus on the bumiputra sector of the market and increasing penetration of Takaful products. Progress in this area continues to be highly encouraging which, together with strong growth in bancassurance, has resulted in APE sales for the half year growing by 18 per cent.

In Singapore, APE sales, excluding the Maybank and Singpost relationships, which ceased in 2014, are broadly in line with the previous period, while new business profit on the same basis increased by 11 per cent, reflecting our decision to focus on higher-value protection products. On a reported basis, APE sales including these discontinued relationships declined 13 per cent while new business profit remained in line with the equivalent period last year.

In our smaller businesses in South-east Asia, the economy in Thailand continues to be sluggish and in the context of a 2.4 per cent decline8 in the overall insurance market, we are pleased that our business continues to make good progress, with APE sales growth of 4 per cent. We continue to increase the proportion of protection products in the mix of business sold, driving APE from these products 52 per cent higher. The transformation of our business in the Philippines is showing significant improvements following a refocussing on the agency channel, with APE sales higher by 21 per cent. Vietnam also had an excellent first half, with APE sales growing 36 per cent, driven by increases in agency activity.

In India our joint venture with ICICI Bank remains the leader in the private sector and delivered APE sales growth of 45 per cent, driven by unit-linked sales. We continue to assess developments in the regulations regarding foreign ownership limits.

In Taiwan and Korea, we remain selective in our participation in line with our value strategy. In the first half of the year, APE sales increased by 7 per cent and 48 per cent respectively.

We are also setting the foundations for future growth in new Asian markets. We have successfully launched in Cambodia with the market-leading life insurance business, we have opened a representative office in Myanmar and we are in the preliminary stages of entering Laos.

Eastspring Investments, the largest Asian retail asset manager2, saw net third-party inflows of £4.6 billion, up 79 per cent from 2014, with robust flows into equity funds, particularly from Japan into our Asia Oceania Fund. Total funds under management as at 30 June 2015 were £85.3 billion, growing 28 per cent period on period as a result of net inflows and positive market movements. IFRS operating profit increased 35 per cent to £58 million, driven by the positive impact on revenue from higher levels of average assets under management.

Asia's results in the first half of 2015 evidence the quality of our diversified business platform and our disciplined execution, which together enable the business to deliver strong, profitable growth across the economic cycle. We have a market-leading franchise in a region which is well supported by the long-term structural tailwinds of low insurance penetration, a rapidly growing and wealthy middle class and limited social insurance, providing significant headroom to create value for customers and shareholders.

US
Jackson continues to benefit from its clear focus on generating earnings and cash. In the first half of 2015, our US business delivered total IFRS operating profit of £846 million, up 13 per cent (24 per cent on an actual exchange rate basis). Jackson's life IFRS operating profit grew 11 per cent (22 per cent on an actual exchange rate basis) to £834 million, reflecting increased fee income from higher levels of separate account assets, which were up 11 per cent period-on-period to £85.9 billion at the end of June 2015 (30 June 2014: £77.7 billion, on a constant exchange rate basis), driven by continued strong net inflows. The growth in earnings also supported strong capital generation, enabling Jackson to remit £403 million of cash to the Group (2014: £352 million), while continuing to maintain a healthy balance sheet.

Despite weak GDP growth in the first quarter of 2015, the US economy has since returned to a path of moderate growth consistent with that seen in the past few years. At 30 June 2015, despite volatility caused by domestic and economic uncertainties, US investment markets closed moderately higher than the start-of-year positions, with the S&P 500 Index up 0.2 per cent and the 10-year Treasury rate increasing by 18 basis points.

The insurance industry continues to deal with emerging regulatory topics, including the Department of Labor's proposed fiduciary standard. Jackson, alongside the rest of the industry, is actively participating in discussions with regulators and industry specialists. The comment period has ended and the public hearing started on 10 August 2015, with any changes not expected to take effect until at least late 2016.

Against this market backdrop, the US competitive landscape continued to see insurers flex the benefits and costs of their variable annuity product offerings and a number of new competitors have entered the investment-only variable annuity market. Jackson remains competitive in its variable annuity offerings and continues to experience success with Elite Access, its investment-only variable annuity.

Jackson remains focused on actively managing sales volumes of variable annuities with living benefits to maintain an appropriate balance of our revenue streams and to match our annual risk appetite. As a result, Jackson experiences fluctuations in quarterly sales volumes as we implement management actions through the year to achieve these goals and continue to price new business on a conservative basis, placing value over volume. In line with this approach, Jackson achieved total retail APE sales of £816 million, a decrease of 8 per cent compared to the first half of 2014 (increase of 1 per cent on an actual exchange rate basis). Including institutional sales, total APE sales decreased 10 per cent to £857 million. New business profit of £371 million was lower by 10 per cent (1 per cent lower on an actual exchange rate basis), in line with the decline in sales volumes. Although interest rates remain low, the beneficial impact of product initiatives implemented in previous years means that the economics of our business remain very attractive and we continue to write highly profitable new business through sales of prudently priced annuity products.

Variable annuity APE sales decreased 8 per cent to £772 million, reflecting the extremely high sales levels achieved in the first half of 2014 and continuing action to manage sales levels. As a result, variable annuity volumes excluding Elite Access were 10 per cent lower period-on-period at £606 million. Sales of Elite Access, our variable annuity without living benefits, were 1 per cent higher than the prior period at £166 million, with two thirds of our first-half sales coming from non-qualified plans. With the contribution from Elite Access, we continue to improve the diversification of our product mix, with 34 per cent of variable annuity APE sales in the first half of 2015 not featuring living benefit guarantees (2014: 32 per cent).

Fixed annuity APE sales of £23 million decreased 21 per cent compared to 2014, primarily as a result of the low interest rate environment. Fixed index annuity APE sales of £21 million remained relatively flat compared to the first half of 2014.

Jackson's strategy is unchanged. We continue to price new business on a conservative basis, targeting value over volume. Our hedging remains focused on optimising the economics of our exposures over time while maintaining a strong balance sheet. With this strategy, Jackson has been able to deliver significant profitable growth across the cycle and since 1 January 2008 Jackson has remitted close to US$3.2 billion of cash to the Group. Our performance continues to demonstrate that Jackson's growth translates into value for customers and into profits and cash for shareholders, the ultimate metrics of our successful strategy.

UK, Europe and Africa
In the first half of 2015, Prudential's UK business delivered strong growth in IFRS operating profit, new business profit and free surplus generation. This reflects the successful execution of our UK strategy, focusing on the retail and wholesale business segments where the economics are most attractive. Life IFRS operating profit was 19 per cent4 higher at £436 million and life free surplus generation (after investment in new business) was 17 per cent higher at £295 million, both driven by our focused approach to new business and effective management of our in-force book. Cash remitted to the Group was £231 million, compared to £246 million in the first half of 2014.

The UK market saw significant disruption from the reforms to the pension industry announced in 2014, which came into force in April 2015. Against this backdrop, our strategic focus on providing risk-managed savings and investment products, development of new products and routes to market and disciplined participation in the bulk annuity market, saw total APE sales rise 22 per cent4 in the first half of 2015 to £510 million.

Our retail business has achieved strong sales performance, with APE sales higher by 25 per cent at £393 million (2014: £315 million4) despite the expected slowdown in individual annuity APE sales, which were 56 per cent lower at £28 million. Excluding the impact of individual annuities, retail APE sales were 45 per cent higher, driven by the combination of the strength of our investment proposition and the expanding market for flexible retirement income and pension products. There is significant on-going demand for our PruFund multi-asset funds, with customers attracted by both the performance track record and the benefit of a smoothed return to manage market volatility.

We are seeing ongoing diversification in our product portfolio. Onshore bonds APE sales of £122 million increased by 19 per cent and offshore bond APE sales rose by 22 per cent on the same period last year. Following the pension reforms, we have seen income drawdown APE sales more than treble to £39 million and individual pensions APE sales more than double to £62 million, offsetting the volume decline from lower individual annuity sales.

Our successful launch in February 2015 of the PruFund range of investment funds within an ISA wrapper generated APE sales of £28 million, with assets under management totalling £260 million at the end of June 2015.

In total across all products, PruFund APE sales of £243 million increased by 92 per cent, with total assets under management having increased 18 per cent since the start of the year to £13.7 billion.

In our bulk annuity business, we completed two deals in the first half of 2015, generating £117 million of APE sales and £75 million of new business profit compared to four bulk annuity deals over the same period last year (APE sales of £104 million and new business profit of £69 million). Our approach to bulk transactions in the UK continues to be one of disciplined participation, looking for opportunities where we can both bring significant value to our customers and meet our demanding shareholder return hurdles.

The ongoing focus on the development of our proposition and delivery of excellent customer service that underpins our strategy has been recognised in a number of ways. We received two 5-star ratings at the Financial Adviser Online Service Awards 2015 and were named Company of the Year. We were also awarded best Multi-Asset Manager of the Year (Developed Markets) at the Global Investor 2015 Investment Excellence Awards for our new Dynamic Growth Funds, which launched in March for corporate pensions customers.

While the UK retirement income market continues to undergo significant change, our business remains well placed to prosper in this new environment. Our capabilities in multi-asset investing delivered through the PruFund range, the strength of our brand and diversified distribution position us well to successfully meet evolving customer needs.

In Poland, our life company, Prudential Polska, continues to grow ahead of plan. The business now has 16 branches across the country and 582 financial planning consultants. Its success demonstrates our ability to build a new business franchise by transferring our existing product and distribution strengths to a new market.

In June 2015 we completed the acquisition of Ugandan company Goldstar Life Assurance, a step forward in our strategy of expanding across Sub-Saharan Africa.

M&G
M&G has delivered an 11 per cent increase in IFRS operating profit to £251 million in the first half of 2015. This reflects the growth in average assets under management between the two periods and effective cost control. The higher level of earnings enabled M&G to remit £151 million to the Group in the first half of 2015, representing a 12 per cent increase on the prior period.

Total gross retail and institutional inflows amounted to £20.4 billion, 6 per cent higher than the same period last year. However, larger redemptions saw M&G report overall retail net outflows during the first half of 2015 of £3.4 billion (2014: net inflows of £3.8 billion). M&G experienced net retail outflows of £4.0 billion in the second quarter of 2015, including £2.6 billion from Europe, mainly reflecting a change in investor sentiment away from fixed income, a trend we expect to continue into the second half of the year. Our strategy of diversification by fund has helped drive good net inflows into several M&G multi-asset funds. Total retail funds under management at 30 June 2015 were lower at £69.2 billion (30 June 2014: £71.9 billion). Retail funds under management from Continental Europe have increased by 3 per cent to £28.7 billion over the past 12 months and now represent 42 per cent of total retail assets, up from 39 per cent a year ago.

Institutional net inflows increased to £1.0 billion (2014: net inflows of £0.4 billion). The M&G Alpha Opportunities Fund has been particularly popular, attracting net inflows of £1.3 billion. External institutional funds under management have increased to £64.2 billion, up 6 per cent compared with 30 June 2014. The Institutional business continues to have a strong pipeline of new business - money committed by clients but not yet invested - across a diverse range of strategies, thanks to consistently good investment performance and a reputation for innovation.

Total external client assets of £133.4 billion (30 June 2014: £132.8 billion) now account for 52 per cent of total funds under management of £256.5 billion (30 June 2014: £253.7 billion).

Underlying IFRS operating profit9 increased by 14 per cent to £243 million. The beneficial impact on revenues from higher average levels of funds under management, with operating costs unchanged, has resulted in a cost-income ratio of 51 per cent (2014: 54 per cent).

M&G remains well placed to service clients thanks to its long-held strategy of diversification by asset class, product and geography and its focus on long-term investment performance.

Capital and risk management
We continue to take a disciplined approach to capital management and have implemented a number of measures over the last few years to enable us to make our capital work more efficiently for the Group. Based on the Insurance Groups Directive solvency measure, our surplus position at 30 June 2015 was estimated at £5.2 billion before allowing for the interim dividend (30 June 2014: £4.1 billion; 31 December 2014: £4.7 billion before final dividend). The Insurance Groups Directive surplus at 30 June 2015 is equivalent to a cover of 2.5 times.

In July 2013, Prudential plc was listed by the Financial Stability Board as one of nine companies to be designated as a Global Systemically Important Insurer. In July 2014, the International Association of Insurance Supervisors released a consultation paper on the Basic Capital Requirement, one of the two types of capital requirement proposed under this framework. Prudential is monitoring the development and potential impact of the framework of policy measures and engaging closely with the Prudential Regulation Authority on the implications of this designation.

Solvency II is scheduled to come into force on 1 January 2016. In preparation for this, we submitted our Solvency II internal model applications to the Prudential Regulation Authority in June 2015. The Prudential Regulation Authority have indicated that they will conclude their review and approval process of our internal model along with our UK peers in December 2015. We welcome the clarification provided by the Prudential Regulation Authority that their assessments of the ability of UK entities to make distributions will be based on capital levels after allowance for transitional measures.

Overall we are confident that the final Solvency II outcome will confirm Prudential's position as a strongly capitalised Group. In the meantime our businesses are continuing to produce strong operating earnings, which generate significant economic capital.

Dividend
Due to the continued strong operating performance of the Group, the Board decided to rebase the 2014 full year dividend upwards to 36.93 pence per share, representing an increase of 10 per cent over 2013. As in previous years, the interim dividend for 2015 has been calculated formulaically as one third of the prior year's full year dividend. The Board has approved a 2015 interim dividend of 12.31 pence per share, which equates to an increase of 10 per cent over the 2014 interim dividend.

The Group's dividend policy remains unchanged. The Board will maintain its focus on delivering a growing dividend from this new higher base, which will continue to be determined after taking into account the Group's financial flexibility and our assessment of opportunities to generate attractive returns by investing in specific areas of the business. The Board believes that in the medium term a dividend cover of around two times is appropriate.

Outlook
The Group has made strong progress in the first half of 2015. Our teams remain focused on executing our well defined and successful strategy. The first-half performance builds on a long track record of delivery, meeting the significant customer demand for our products while delivering sustainable shareholder returns.

The macro and geo-political environment remains both uncertain and volatile. Investment markets are progressively pricing in the possibility of interest rate increases in the US, resulting in a stronger dollar, which when combined with commodity price declines is leading to softer global growth prospects. Reflecting these pressures, emerging markets in Asia are now expected by the International Monetary Fund to grow more slowly than recent rates in the short term, but they are still forecast to comfortably outpace developed economy growth rates. Equally, as developed economies recover to growth, this will over time provide a tailwind to emerging markets. We have some distinct advantages - diversification by country, currency, product and channel; clear focus on long-term growth opportunities; a large, growing and profitable in-force book and an emphasis on growing insurance margin which is uncorrelated to markets - providing a strong foundation to prosper in a volatile environment.

Over the long term, Prudential's geographic footprint provides us with strong organic growth prospects driven by our leadership positions in the three fastest-growing geographies in the world - Asia, the US and the UK. In Asia, we have leadership positions in vastly under-penetrated insurance markets, with our prospects underpinned by significant, growing demand for protection and savings products from a rapidly growing uninsured middle class. We have a strong track record of market outperformance in the region across economic and market cycles, which is testament to the quality of our business platform and the team's focus on execution. In the US, we have implemented our strategy with discipline, meeting the significant needs of the baby boomers for retirement income. In the UK, our life business is positively transitioning to a changing landscape of pension and savings provision, while M&G, despite near-term headwinds, remains well-positioned to build long-term wealth for its customers. The diversity of our businesses, the tailwinds from supportive demographics across our three markets and our disciplined execution, underpinned by strong capital and cash generation, position us well to be able to deliver long-term sustainable shareholder returns.

I am pleased to be leading Prudential at such an exciting point for the company. We are in the right markets, with the right products with a proven management team who are executing well on our strategy. My priority is to continue our focus on delivering a strong financial performance through delivering great products and services to our customers, while also ensuring that we continue to develop our capabilities to capture the significant, long-term growth opportunities available to us. We remain confident of being able to deliver strong, sustainable, profitable growth while delivering quality products and services to a large and rapidly growing customer base.

Notes:
1   The comparative results referenced above and elsewhere in this document have been prepared using constant exchange rates basis except where otherwise stated. Comparative results on an actual exchange rate basis are also shown in financial tables in the Chief Financial Officer's report on our half year 2015 financial performance.

2  Asia Asset Management, September 2014 issue (ranked according to participating regional players only). Based on assets sourced from the region (excluding Japan, Australia and New Zealand) as of June 2014.

3 Underlying free surplus generation comprises underlying free surplus released from long-term business (net of investment in new business) and that generated from asset management operations. The 2012 comparative is based on the retrospective application of new and amended accounting standards and excludes the 2012 one-off gain of £51 million from the sale of the Group's holding in China Life Insurance Company of Taiwan.

4  Following the disposal of the Group's 25 per cent interest in PruHealth and PruProtect in November 2014, the 2014 comparative results of UK insurance operations have been adjusted to exclude results of those businesses.

5 Annual Premium Equivalent (APE) sales comprise regular premium sales plus one-tenth of single premium insurance sales.
6 Before allowing for interim dividend.
7  Asia 2012 IFRS operating profit of £924 million is based on the retrospective application of new and amended accounting standards as at 31 December 2013, and excludes the 2012 one-off gain of £51 million from the sale of the Group's holding in China Life Insurance Company of Taiwan.

8 Source: Thailand Life Assurance Association. Since 30 June 2014.
9 Excluding performance fees, carried interest and share of profits from associate entity, PPM South Africa.

Chief Financial Officer's report on our 2015 first half financial performance

In the first half of 2015 Prudential reported strong performance in our 'growth and cash' metrics, of IFRS operating profit, operating free surplus generation and new business profit. This performance was broad-based with strong contributions from our principal business operations. The Group's overall financial performance and its resilience to events outside our direct control, increasingly benefits from ongoing enhancements in the quality of our earnings delivered through stronger growth in non-interest sensitive sources and from the balance of profit and cash across different geographies, products and distribution channels. The strength of our earnings is underpinned by our focus on business with high return fast payback characteristics and by our cautious approach to risk management. Prudential's balance sheet remains conservatively positioned, our Group solvency under the Insurance Group's Directive (IGD) remains robust and our preparation for the implementation of Solvency II on 1 January 2016 is well advanced.

During the first half of 2015, investment markets have seen on-going volatility, although overall movements in both equity and bond markets have been modest. As a result, the impact of short-term market driven effects on non-operating results in the first half of 2015 has been relatively muted.

In 2014 we adopted the approach of evaluating the financial performance of the Group by presenting percentage growth rates before the impact of the fluctuations in the value of sterling against local currencies in the US and Asia. In a period of currency volatility this approach allows a more meaningful assessment of underlying performance trends. This is because our businesses in the US and Asia receive premiums and pay claims in local currencies and are, therefore, not exposed to any cross-currency trading effects. To maintain comparability in the discussion below the same basis has been applied. Growth rates based on actual exchange rates are also shown in the financial tables presented in this report. It is worth noting that so far this year, we have experienced favourable currency movements. As a result and contrary to last year, the constant exchange rate basis that we have used below produces lower progressions than the actual exchange rate basis. Consistent with previous reporting periods, the assets and liabilities of our overseas businesses are translated at period-end exchange rates so the effect of currency movements has been fully incorporated within reported shareholders' equity.

The key financial highlights of the first half of 2015 were as follows:
• Group IFRS operating profit was 17 per cent higher at £1,881 million.

•      Group profit before tax attributable to shareholders on an IFRS basis increased 26 per cent to £1,882 million including the financial impact of short-term movements in investment values and other items reported outside the operating result.

• Underlying free surplus generation1 (net of investment in new business) rose by 12 per cent to £1,418 million.

•      On the European Embedded Value (EEV) basis of reporting performance, new business profit2 increased 12 per cent to £1,190 million, contributing to EEV operating profit of £2,278 million, up 11 per cent.

• EEV basis shareholders' funds at 30 June 2015 increased to £30.1 billion, 16 per cent higher than the position twelve months ago.

IFRS Profits
	Actual Exchange Rate			Constant Exchange Rate
	2015 £m	2014 £m	Change	2014 £m	Change
	Half year	Half year	%	Half year	%
Operating profit before tax					`
Long-term business:
Asia3	574	483	19	497	15
US	834	686	22	751	11
UK2	436	366	19	366	19
Long-term business operating profit before tax2, 3	1,844	1,535	20	1,614	14
UK general insurance commission	17	12	42	12	42
Asset management business:
M&G	251	227	11	227	11
Prudential Capital	7	22	(68)	22	(68)
Eastspring Investments	58	42	38	43	35
US	12	(5)	n/a	(5)	n/a
Other income and expenditure4	(308)	(320)	4	(320)	4
Results of the sold PruHealth and PruProtect businesses	-	8	(100)	8	(100)
Total operating profit based on longer-term investment returns before tax	1,881	1,521	24	1,601	17
Short-term fluctuations in investment returns:
Insurance operations	75	(14)	n/a	(26)	n/a
Other operations	11	(31)	n/a	(31)	n/a
	86	(45)	n/a	(57)	n/a
Other non-operating items4	(85)	(52)	(63)	(56)	(52)
Profit before tax attributable to shareholders	1,882	1,424	32	1,488	26
Tax charge attributable to shareholders' returns	(444)	(279)	(59)	(293)	(52)
Profit for the period attributable to shareholders	1,438	1,145	26	1,195	20

IFRS Earnings per share
	Actual Exchange Rate			Constant Exchange Rate
	2015 pence	2014 pence	Change %	2014 pence	Change %
	Half year	Half year		Half year
Basic earnings per share based on operating profit after tax	57.0	45.2	26	47.4	20
Basic earnings per share based on total profit after tax	56.3	45.0	25	46.9	20

IFRS Operating Profit
Total IFRS operating profit increased by 17 per cent in the first half of 2015 to £1,881 million. The improvement in profitability was broad-based, with all of our principal business operations in Asia, the US, UK Life and M&G reporting higher operating profit.

•      Asia total operating profit of £632 million was 17 per cent higher than the previous period, (20 per cent on an actual exchange rate basis), with strong growth in both life insurance and Eastspring Investments, our Asia-based asset management business.

•      US total operating profit at £846 million increased by 13 per cent (24 per cent on an actual exchange rate basis), driven by higher fee income from growth in separate account assets held by the life operations.

• UK total operating profit was 20 per cent2 higher at £453 million, driven by our focused approach to new business and ongoing active management to unlock value in our in-force business.
• M&G operating profit was 11 per cent higher at £251 million, benefiting from continued growth in assets managed.

Life insurance operations: Taken together, IFRS operating profit from our life insurance operations in Asia, the US and the UK increased 14 per cent2 to £1,844 million (20 per cent on an actual exchange rate basis). This increase reflects the growth in the scale of these operations, driven primarily by positive business inflows. We track the progress that we make in growing our life insurance business by reference to the scale of our obligations to our customers, which are described in the financial statements as policyholder liabilities. Each year these liabilities increase as we collect premiums and decrease as we pay claims and policies mature. The overall scale of these policyholder liabilities is relevant in evaluating our profit potential, in that it reflects, for example, our ability to earn fees on the unit-linked element and it sizes the risk that we carry on the insurance element, for which Prudential earns premiums.

Shareholder-backed policyholder liabilities and net liability flows

	2015 £m				2014 £m
	Half year				Half year
	Actual Exchange Rate				Actual Exchange Rate
	At 1 January 2015	Net liability flows6	Market and other movements	At 30 June 2015	At 1 January 2014	Net liability flows6	Market and other movements	At 30 June 2014
Asia5	26,410	834	57	27,301	21,931	891	597	23,419
US	126,746	4,351	(1,430)	129,667	107,411	4,977	(379)	112,009
UK	55,009	(856)	503	54,656	50,779	(140)	2,048	52,687
Total Group	208,165	4,329	(870)	211,624	180,121	5,728	2,266	188,115

Focusing on the business supported by shareholder capital, which generates the majority of the life profits, in the course of the first half of 2015 policyholder liabilities increased from £208.2 billion at the start of the year to £211.6 billion at 30 June 2015. The consistent addition of high-quality profitable new business and proactive management of the existing in-force portfolio underpins this increase, resulting in positive net flows5,6 into policyholder liabilities of £4.3 billion in the first half of 2015 driven by our US and Asia businesses. Net flows into our Jackson business in the US were £4.4 billion in the first half of 2015, reflecting continued success in attracting new variable annuity business. Net flows into Asia continue to be positive at £0.8 billion, representing the high proportion of flows that is derived from ongoing regular premium receipts on in-force policies and increased levels of new regular premium business added this year. Net flows in the UK shareholder business continue to exhibit a degree of variability as it is influenced by large individual transfers into or out of corporate pension schemes. Favourable investment market and other movements have contributed a further £1.1 billion to the increase in policyholder liabilities since the start of the year, offset by a £2.0 billion negative foreign currency translation effect.

Analysis of long-term insurance business pre-tax IFRS operating profit based on longer-term investment returns by driver2, 7
	Actual Exchange Rate						Constant Exchange Rate
	2015 £m			2014 £m			2014 £m
	Half year			Half year			Half year
	Operating profit	Average liability	Margin	Operating profit	Average liability	Margin	Operating profit	Average liability	Margin
			bps			bps			bps
Spread income	574	72,890	157	557	64,741	172	594	67,672	176
Fee income	951	125,581	151	764	106,052	144	829	112,561	147
With-profits	154	106,205	29	150	98,046	31	151	98,560	31
Insurance margin	857			672			713
Margin on revenues	920			808			830
Acquisition costs*	(1,095)	2,733	(40)%	(1,000)	2,286	(44)%	(1,061)	2,415	(44)%
Administration expenses	(829)	206,167	(80)	(701)	178,649	(78)	(745)	188,814	(79)
DAC adjustments	192			169			184
Expected return on shareholder assets	120			116			119
Operating profit based on longer-term investment returns	1,844			1,535			1,614
*The ratio of acquisition costs is calculated as a percentage of APE sales including with-profits sales. Acquisition costs include only those relating to shareholder-backed business.

In the first half of 2015, alongside growing our overall level of life operating profit we continued to focus on improving its quality. We achieved this by maintaining our bias for sources of income such as insurance margin and fee income, ahead of spread income: insurance margin because it is relatively insensitive to the equity and interest rate cycle and fee income because it is capital efficient. Our strategic emphasis on growth in risk products such as health and protection, was reflected in a 20 per cent increase in insurance margin (28 per cent on an actual exchange rate basis), while fee income was up 15 per cent (24 per cent on an actual exchange rate basis) primarily as a result of the growth in the level of assets that we manage on behalf of our customers. In contrast, the contribution to our profits from spread income was 3 per cent lower (up 3 per cent on an actual exchange rate basis) mainly due to lower spread margin in our US fixed annuity business. The fact that insurance margin and fee income generated a higher and growing proportion of our overall income represents a healthy evolution in the quality, resilience and balance of our earnings. Our share of returns from with-profits operations was in line with 2014, providing a stable and reliable source of income for both shareholders and customers invested in these funds.

The costs we have incurred in writing new business and in administering the in-force life businesses also increased but at a more modest rate than total income, highlighting the advantages of increased scale as we build out our business, while maintaining control of costs.

IFRS operating profit from our portfolio of life insurance operations in Asia was up 15 per cent to £574 million, driven by the increasing scale of the in-force business and our regular premium health and protection oriented product focus. We continue to see strong profit growth in Indonesia, up 21 per cent, and in Hong Kong, up 23 per cent, reflecting the benefit of sales growth over recent years on the size of the in-force portfolio and increased levels of protection business. The combined contribution of the smaller South-east Asia operations of the Philippines, Thailand and Vietnam increased 26 per cent to £87 million. Insurance margin remains the key driver of growth at a regional level, up 20 per cent, reflecting Asia's ongoing success in achieving high levels of health and protection penetration, in line with our strategic preference for high return, fast payback business.

In the US, life IFRS operating profit increased by 11 per cent to £834 million, primarily as a result of a 15 per cent increase in fee income, which is Jackson's main source of income. The uplift in fee income reflects the growth in average separate account assets from £74.5 billion in the first half of 2014 to £86.3 billion in the first half of 2015, representing an increase of 16 per cent on a constant exchange rate basis, driven by variable annuity net premium inflows and positive market movements. Spread profits declined by 6 per cent as the ongoing lower interest rate environment continues to compress margins on our US fixed and indexed annuity business.

UK life IFRS operating profit was 19 per cent2 higher than the first half of 2014 at £436 million (2014: £366 million2). New annuity business contributed £66 million (2014: £85 million) to IFRS earnings, including £49 million (2014: £60 million) from bulk transactions completed in the period. Active management of our in-force business generated £370 million (2014: £281 million), including £61 million (2014: nil) from a longevity reinsurance transaction.

Asset management net inflows and external funds under management8

	External net inflows					External funds under management
	Actual Exchange Rate			Constant Exchange Rate
	2015 £m	2014 £m	Change %	2014 £m	Change %	2015 £m	2014 £m	Change %
	Half year	Half year				Half year	Half year
M&G
Retail	(3,418)	3,784	(190)	3,784	(190)	69,158	71,941	(4)
Institutional	1,043	427	144	427	144	64,242	60,830	6
M&G	(2,375)	4,211	(156)	4,211	(156)	133,400	132,771	-
Eastspring9	4,561	2,483	84	2,546	79	30,088	21,078	43
Total asset management	2,186	6,694	(67)	6,757	(68)	163,488	153,849	6

Total asset management (inc. MMF)	2,795	6,642	(58)	6,702	(58)	168,916	158,149	7

Asset management: Our asset management businesses, M&G and Eastspring collectively contributed IFRS operating profit of £309 million, a 14 per cent increase over the first half of 2014. Similar to the trend observed in our life operations, growth in asset management operating profit primarily reflects the increased scale of these businesses, as measured by funds managed on behalf of external institutional and retail customers and our internal life insurance operations.

M&G's IFRS operating profit increased 11 per cent to £251 million (2014: £227 million), primarily reflecting a 14 per cent rise in underlying profit10 to £243 million (2014: £214 million). The increase in underlying profit10 was principally driven by higher average levels of funds under management, following the recent period of strong net inflows and positive market movements. While institutional net inflows remained robust at £1.0 billion, M&G experienced sizeable outflows in the second quarter, bringing the total net outflows for the first six months of 2015 to £3.4 billion. As these are driven by consumer sentiment moving away from fixed income funds, the trend is expected to persist in the second half of the year, dampening profits. M&G maintained an average asset management fee margin of 38 basis points and with operating costs unchanged, the underlying cost income ratio improved to 51 per cent (2014: 54 per cent). As in previous years, we expect the cost income ratio to increase by the end of 2015 as M&G's cost run rate is typically higher over the second half of the year.

Our Asia asset management business, Eastspring Investments, has also benefited from growth in funds under management, with IFRS operating profit higher by 35 per cent at £58 million. Average funds under management increased by 31 per cent to £81.6 billion compared to the first half of 2014, driven by record levels of net inflows particularly from the retail sector into equity funds and the positive impact of market appreciation. Higher operating income outpaced the increase in operating costs, producing an improved cost income ratio of 58 per cent (2014: 59 per cent). External funds now account for 42 per cent of Eastspring's total funds under management (2014: 38 per cent).

In the US, our asset management businesses, PPM America and Curian, together with our broker-dealer network, National Planning Holdings, collectively generated IFRS operating profit of £12 million (2014: loss of £5 million).

Prudential Capital produced IFRS operating profit of £7 million in the first half of 2015 (2014: £22 million) reflecting a reduction in assets managed.

IFRS Short-term fluctuations
IFRS operating profit is based on longer-term investment return assumptions. The difference between actual investment returns recorded in the income statement and the assumed longer-term returns is reported within short-term fluctuations in investment returns. In the first half of 2015 the total short-term fluctuations in investment returns relating to the life operations were positive £75 million, comprising negative £57 million for Asia, positive £228 million in the US and negative £96 million in the UK.

In Asia, negative short-term fluctuations of £57 million primarily reflect net unrealised losses on fixed income securities following rises in bond yields across most countries in the region during the period.

Short-term fluctuations in the US mainly reflect the net value movement on the guarantees offered by Jackson and the associated derivatives held to manage market exposures. Under IFRS accounting the movement in the valuation of derivatives, which are fair valued, is asymmetrical to the movement in the guarantee liabilities, which are not fair valued in all cases. Jackson designs its hedge programme to protect the economics of the business from large movements in investment markets and therefore accepts variability in the accounting results. The positive short-term fluctuations of £228 million in 2015 were primarily attributable to the net favourable movement in guarantee reserves relative to the hedge instruments, due to the impact of higher interest rates on the accounting reserves.

Negative short-term fluctuations of £96 million in the UK include net unrealised losses on fixed income assets supporting the excess capital held within the shareholder-backed annuity business.

IFRS Effective tax rates
In the first half of 2015, the effective tax rate on IFRS operating profit based on longer-term investment returns was 23 per cent (2014: 24 per cent) reflecting lower corporate tax rates in certain jurisdictions.

The effective tax rate on the total IFRS profit was 24 per cent in the first half of 2015 (2014: 20 per cent), reflecting a larger contribution to the total profit from Jackson which attracts a higher rate of tax.

Total tax contribution
The Group continues to make significant tax contributions in the countries in which it operates, with £1,574 million remitted to tax authorities in the first half of 2015. This was higher than the equivalent amount of £1,151 million in the first half of 2014, reflecting increased profits.

	2015 £m				2014 £m
	Half year				Half year	Full year
	Corporation taxes	Other taxes	Taxes collected	Total	Total	Total
Taxes paid in:
Asia	87	36	41	164	157	338
US	214	22	225	461	288	615
UK	389	108	444	941	701	1,275
Other	3	2	3	8	5	9
Total tax paid	693	168	713	1,574	1,151	2,237

Corporation taxes include amounts paid on taxable profits which, in certain countries such as the UK, include policyholder investment returns on certain life insurance products. Other taxes include property taxes, withholding taxes, employer payroll taxes and irrecoverable indirect taxes. Taxes collected are other taxes that Prudential remits to tax authorities that it is obliged to collect from employees, customers and third parties which include taxes on sales, and those associated with employee and annuitant payrolls.

Free surplus generation
Free surplus generation is the financial metric we use to measure the internal cash generation of our business operations. For life insurance operations it represents amounts maturing from the in-force business during the period, net of amounts reinvested in writing new business. For asset management it equates to post-tax IFRS profit for the period. In the first half of 2015 underlying free surplus generation, after investment in new business, increased by 12 per cent to £1,418 million (16 per cent on an actual exchange rate basis).

Free surplus generation
	Actual Exchange Rate			Constant Exchange Rate
	2015 £m	2014 £m	Change	2014 £m	Change
	Half year	Half year	%	Half year	%

Free surplus generation1
Asia	569	469	21	484	18
US	708	629	13	689	3
UK2	366	298	23	298	23
M&G	203	182	12	182	12
Prudential Capital	6	18	(67)	18	(67)
Underlying free surplus generated from in-force life business and asset management2	1,852	1,596	16	1,671	11
Investment in new business	(434)	(376)	(15)	(401)	(8)
Results of the sold PruHealth and PruProtect businesses	-	(1)	100	(1)	100
Underlying free surplus generated	1,418	1,219	16	1,269	12
Market related movements, timing differences and other movements	(105)	(27)
Net cash remitted by business units	(1,068)	(974)
Total movement in free surplus	245	218
Free surplus at 1 January	5,059	4,003
Effect of domestication of Hong Kong branch	-	(35)
Free surplus at end of period	5,304	4,186

The increase in free surplus generated by our life insurance businesses reflects our growing scale and the highly capital generative nature of our business model. We drive this metric by targeting markets and products that have low-strain, high-return and fast payback profiles and by delivering both good service and value to improve customer retention. Our ability to generate both growth and cash is a distinctive feature of Prudential in our industry. The closing value of free surplus in our life and asset management operations increased to £5,304 million at 30 June 2015 (31 December 2014: £5,059 million, on an actual exchange rate basis), after financing reinvestment in new business and funding cash remittances from the business units to Group.

In Asia, growth in the in-force life portfolio, and a 35 per cent increase in post-tax asset management profits from Eastspring Investments, contributed to free surplus generation of £569 million, up 18 per cent. In the US, free surplus generation increased by 3 per cent, as the positive effect of growth in the in-force portfolio was partially offset by the impact of lower yields. In the UK, a higher underlying contribution from the in-force business, including a contribution of £52 million from the longevity reinsurance transaction completed in the period, contributed to free surplus generation of £366 million, up 23 per cent.

We invested £434 million of the free surplus generated during the period in writing new business (2014: £401 million) equivalent to an increase of 8 per cent, lower than the increase in APE sales of 13 per cent due to changes in business mix. Asia remained the primary destination of our new business investment, 21 per cent higher at £213 million, given the superior profitable growth opportunities available in that region. In the US, new business investment decreased by 13 per cent to £164 million, as a result of lower sales volumes, favourable business mix and proactive actions to reduce commissions. New business investment in the UK increased to £57 million (2014: £36 million), also reflecting higher volumes and changes in business mix.

The internal rates of return achieved on new business remain attractive at over 20 per cent across all three business operations and the average payback period11 for business written in 2015 was 3 years for Asia, 2 years for the US and 5 years for the UK.

We continue to manage cashflows across the Group with a view to achieving a balance between ensuring sufficient remittances are made to service central requirements (including paying the external dividend) and maximising value to shareholders through retention and reinvestment of capital in business opportunities.

Holding company cash12
	Actual Exchange Rate
	2015 £m	2014 £m	Change
	Half year	Half year	%
Net cash remitted by business units:
Asia	258	216	19
US	403	352	14
UK	231	246	(6)
M&G	151	135	12
Prudential Capital	25	25	-
Net cash remitted by business units	1,068	974	10
Holding company cash at 30 June	2,094	1,902

Cash remitted by the business units to the corporate centre in the first half of 2015 increased by 10 per cent to £1,068 million with significant contributions from each of our four principal business units. The higher remittance from the US reflects business growth and its effective approach to risk management. Asia's remittances in 2015 are adversely impacted by stronger sterling and include the proceeds from the sale of Japan (£42 million). M&G's increased remittances reflect growth in post-tax earnings while those from the UK are lower due to the short term investment we are making to upgrade our UK pre and post retirement customer proposition, as previously announced.

Cash remitted to the Group in the first half of 2015 was used to meet central costs of £168 million (2014: £155 million), pay the 2014 final dividend and finance the second of three up-front payments for the renewal of the distribution agreement with Standard Chartered Bank. The issue of hybrid debt in June 2015 raised net proceeds of £590 million. Reflecting these movements in the period, total holding company cash at 30 June 2015 was £2,094 million compared to £1,480 million at the end of 2014.

EEV Profits
	Actual Exchange Rate			Constant Exchange Rate
	2015 £m	2014 £m	Change	2014 £m	Change
	Half year	Half year	%	Half year	%
Post -tax operating profit
Long-term business:
Asia3	1,072	832	29	862	24
US	812	777	5	851	(5)
UK2	411	380	8	380	8
Long-term business post-tax operating profit2, 3	2,295	1,989	15	2,093	10
UK general insurance commission	14	9	56	9	56
Asset management business:
M&G	203	182	12	182	12
Prudential Capital	6	18	(67)	18	(67)
Eastspring Investments	50	36	39	37	35
US	8	(5)	n/a	(5)	n/a
Other income and expenditure13	(298)	(294)	(1)	(294)	(1)
Results of the sold PruHealth and PruProtect businesses	-	8	(100)	8	(100)
Post-tax operating profit based on longer-term investment returns	2,278	1,943	17	2,048	11
Short-term fluctuations in investment returns:
Insurance operations	(382)	452	n/a	481	n/a
Other operations	15	(20)	n/a	(20)	n/a
	(367)	432	n/a	461	n/a
Effect of changes in economic assumptions	80	(368)	n/a	(393)	n/a
Other non-operating items13	124	(73)	n/a	(74)	n/a
Profit for the period attributable to shareholders	2,115	1,934	9	2,042	4

Earnings per share
	Actual Exchange Rate			Constant Exchange Rate
	2015 pence	2014 pence	Change %	2014 pence	Change %
	Half year	Half year		Half year
Basic earnings per share based on post-tax operating profit	89.3	76.3	17	80.4	11
Basic earnings per share based on post-tax total profit	82.9	75.9	9	80.2	3

EEV Operating Profit
On an EEV basis, Group post-tax operating profit based on longer-term investment returns was 11 per cent higher (17 per cent on an actual exchange rate basis) at £2,278 million in the first half of 2015. The increase is primarily due to higher new business profit from the Group's life businesses, which increased by 12 per cent (18 per cent on an actual exchange rate basis) to £1,190 million (2014: £1,063 million) and profit from unwind of the in-force business, which was also higher at £892 million (2014: £776 million) reflecting ongoing business growth. Our focus on managing the life in-force business for value generated profits from positive experience and assumption changes net of development costs of £213 million (2014: £254 million).

In Asia, EEV life operating profit was up 24 per cent to £1,072 million3, with in-force profit up 17 per cent to £408 million3, benefitting from increased scale across our operations. Asia new business profit was 30 per cent higher at £664 million, primarily reflecting volume growth from the continued build out of our distribution platform. The increase in new business profit continues to benefit from strong contributions from our businesses in South-east Asia and Hong Kong, delivering a collective increase of 31 per cent. New business profit from health and protection also rose strongly by 27 per cent.

Jackson's EEV life operating profit was down 5 per cent to £812 million, due to a combination of factors. New business profit was 10 per cent lower at £371 million. The reduction was in line with decrease in sales, with ongoing product and pricing actions offsetting the adverse impact of the 20 basis points reduction in 10-year Treasury yields from those at the end-June 2014. In-force profit of £441 million (2014: £439 million) continued to benefit from spread and persistency profits, resulting from our disciplined approach to the way we manage and reserve for the risks of this business, totalling £205 million (2014: £229 million). Expected returns are higher at £236 million (2014: £210 million), reflecting business growth.

In the UK, EEV life operating profit increased by 8 per cent to £411 million (2014: £380 million). New business profit was 12 per cent higher at £155 million (2014: £139 million), reflecting a contribution of £75 million from two bulk annuity transactions in the first half of 2015 (2014: four, £69 million). Retail new business profit was also 14 per cent higher at £80 million (2014: £70 million) due to the positive effect of higher sales volumes partially offset by business mix. In-force profit of £256 million (2014: £241 million), includes a £46 million charge from the longevity reinsurance transaction entered during the period.

EEV non-operating result
EEV operating profit is based on longer-term investment returns and excludes the effect of short-term volatility arising from market movements and the effect of changes from economic assumptions. These items are included in the analysis of non-operating profit which reduced the first half of 2015 results by a net £163 million (2014: net reduction of £9 million on an actual exchange rate basis).

EEV short-term fluctuations
Short-term fluctuations in investment returns reflect the element of non-operating profit which relates to the difference between the actual investment returns achieved and those assumed in arriving at the reported operating profit.

Short-term fluctuations in investment returns for life operations of negative £382 million include negative £79 million for Asia, negative £271 million for our US operations and negative £32 million in the UK.

In Asia and the UK, negative short-term fluctuations principally reflect unrealised movements on bond holdings in the period. In the US, the variance principally represents the net value movements on derivatives held to manage the Group's equity and interest rates exposure.

Effect of changes in economic assumption
The increase in long-term yields since the end of 2014 has a beneficial impact on the overall level of future earnings that we expect to generate from our existing book of business. Once this and other changes in investment market conditions are factored into the EEV calculations they give rise to a positive movement of £80 million in the first half of 2015 (2014: negative £368 million on an actual exchange rate basis) partly offsetting the overall negative short-term fluctuations reported in the period.

Capital position, financing and liquidity
Capital position

We continue to operate with a strong solvency position, while maintaining high levels of liquidity and capital generation. At 30 June 2015 our Insurance Groups Directive surplus is estimated at £5.2 billion before deducting the 2015 interim dividend, equivalent to a solvency cover of 2.5 times.

All of our subsidiaries continue to hold strong capital positions on a local regulatory basis. We experienced low levels of default losses and impairments across our fixed income securities portfolios. Notwithstanding, we have retained our cautious stance on credit risk and have maintained our £2.2 billion credit default reserves in our UK annuity operations. Further information on our capital and solvency position is provided in the Group Chief Risk Officer's report.

Solvency II is scheduled to come into force on 1 January 2016. In preparation for this, we submitted our Solvency II internal model applications to the Prudential Regulation Authority in June 2015.

At the time of publishing our full year 2014 Group economic capital surplus of £9.7 billion, we highlighted that the Group is strongly capitalised and that our business model is highly capital generative. We also noted at the time that certain aspects of our economic capital methodology are different to those required under Solvency II and that the outcome under Solvency II would be lower than our reported economic capital level. This remains the case.

There is a significant amount of regulatory judgement and interpretation of the Solvency II rules required of the Prudential Regulation Authority in approving the internal capital model calibration. The Prudential Regulation Authority have indicated that they will conclude their review and approval process of our internal model along with our UK peers in December 2015. Our applications include those for the use of transitional measures in the UK and Deduction & Aggregation for our US business. In addition, we are having positive discussions with the Prudential Regulation Authority on the contribution of our Asian operations to the Group surplus. We welcome the clarification provided by the Prudential Regulation Authority that their assessments of the ability of UK entities to make distributions will be based on capital levels after allowance for transitional measures.

Overall we are confident that the final Solvency II outcome will confirm Prudential's position as a strongly capitalised Group. In the meantime our businesses are continuing to produce strong operating earnings, which generate significant economic capital.

Financing and liquidity

Shareholders' net core structural borrowings and ratings
	30 June 2015			30 June 2014			31 December 2014
	£m			£m			£m
	IFRS basis	Mark to market value	EEV basis	IFRS basis	Mark to market value	EEV basis	IFRS basis	Mark to market value	EEV basis
Shareholders' borrowings in holding company	4,446	442	4,888	4,146	452	4,598	3,869	579	4,448
Prudential Capital	275	-	275	275	-	275	275	-	275
Jackson surplus notes	159	51	210	146	41	187	160	42	202
Total	4,880	493	5,373	4,567	493	5,060	4,304	621	4,925
Less: Holding company cash and short-term investments	(2,094)	-	(2,094)	(1,902)	-	(1,902)	(1,480)	-	(1,480)
Net core structural borrowings of shareholder-financed operations	2,786	493	3,279	2,665	493	3,158	2,824	621	3,445

Our financing and liquidity position remained strong throughout the period. Our central cash resources amounted to £2.1 billion at 30 June 2015, compared with £1.5 billion at the end of 2014, and we currently retain a further £2.6 billion of untapped committed liquidity facilities.

On an IFRS basis the Group's core structural borrowings at 30 June 2015 were £4,880 million (31 December 2014: £4,304 million on an actual exchange rate basis) and comprised £4,446 million (31 December 2014: £3,869 million on an actual exchange rate basis) of debt held by the holding company, and £434 million (31 December 2014: £435 million on an actual exchange rate basis) of debt held by the Group's subsidiaries, Prudential Capital and Jackson. In June 2015, Prudential issued £600 million 5.0 per cent Tier 2 subordinated notes, increasing funds available for general corporate purposes.

In addition to its net core structural borrowings of shareholder-financed operations set out above, the Group also has access to funding via the money markets and has in place an unlimited global commercial paper programme. As at 30 June 2015, we had issued commercial paper under this programme totalling £277 million and US$2,045 million, to finance non-core borrowings.

Prudential's holding company currently has access to £2.6 billion of syndicated and bilateral committed revolving credit facilities, provided by 19 major international banks, expiring in 2019 and 2020. Apart from small drawdowns to test the process, these facilities have never been drawn, and there were no amounts outstanding at 30 June 2015. The medium-term note programme, the SEC registered US shelf programme, the commercial paper programme and the committed revolving credit facilities are all available for general corporate purposes and to support the liquidity needs of Prudential's holding company and are intended to maintain a strong and flexible funding capacity.

Prudential manages the Group's core debt within a target level consistent with its current debt ratings. At 30 June 2015, the gearing ratio (core debt, net of cash and short-term investments, as a proportion of IFRS shareholders' funds plus net core debt) was 19 per cent, compared to 19 per cent at 31 December 2014. Prudential plc has strong debt ratings from Standard & Poor's, Moody's and Fitch. Prudential plc's long-term senior debt is rated A+, A2 and A from Standard & Poor's, Moody's and Fitch, while short-term ratings are A-1, P-1 and F1 respectively. All ratings on Prudential and its subsidiaries are on stable outlook except PAC, which was placed on negative outlook by Moody's in April 2014 following the UK market reforms announced in the March 2014 UK Budget.

The financial strength of PAC is rated AA by Standard & Poor's, Aa2 by Moody's and AA by Fitch.

Jackson National Life Insurance Company's financial strength is rated AA by Standard & Poor's, A1 by Moody's and AA by Fitch.

Prudential Assurance Co. Singapore (Pte) Ltd.'s (Prudential Singapore) financial strength is rated AA by Standard & Poor's.

Shareholders' Funds
	IFRS			EEV
	2015 £m	2014 £m		2015 £m	2014 £m
	Half year	Half year	Full year	Half year	Half year	Full year
Profit after tax for the period	1,438	1,145	2,216	2,115	1,934	4,343
Exchange movements, net of related tax	(120)	(117)	220	(554)	(377)	737
Unrealised gains and losses on Jackson securities classified as available for sale14	(388)	527	565	-	-	-
Dividends	(659)	(610)	(895)	(659)	(610)	(895)
Other	22	30	55	11	101	131
Net increase in shareholders' funds	293	975	2,161	913	1,048	4,316
Shareholders' funds at beginning of the period	11,811	9,650	9,650	29,161	24,856	24,856
Effect of domestication of Hong Kong branch	-	-	-	-	(11)	(11)
Shareholders' funds at end of the period	12,104	10,625	11,811	30,074	25,893	29,161
Shareholders' value per share	471p	414p	460p	1,170p	1,009p	1,136p
Return on Shareholders' funds15	25%	24%	26%	16%	16%	16%

In the first half of 2015 UK sterling saw a modest appreciation relative to non-sterling currencies. With approximately 55 per cent of the Group's IFRS net assets (66 per cent of the Group's EEV net assets) denominated in non-sterling currencies this generated a negative foreign exchange movement on net assets in the period. In addition, the small rise in US 10-year treasury rates between the end of December 2014 and the end of June 2015, produced unrealised losses on fixed income securities held by Jackson that are accounted through other comprehensive income.

Taking these non-operating movements into account, the Group's IFRS shareholders' funds at 30 June 2015 increased by 14 per cent to £12.1 billion (30 June 2014: £10.6 billion on an actual exchange rate basis).

The Group's EEV shareholders' funds also increased by 16 per cent to £30.1 billion (30 June 2014: £25.9 billion on an actual exchange rate basis). On a per share basis the Group's embedded value at 30 June 2015 stood at 1,170 pence, up from 1,009 pence at 30 June 2014.

Corporate transactions

Entrance into Uganda life insurance market
In June 2015 we completed the acquisition of Ugandan company Goldstar Life Assurance and signed a long-term co-operation agreement with Crane Bank of Uganda.

Dividend

Due to the continued strong performance of the Group, the Board decided to rebase the 2014 full year dividend upwards to 36.93 pence per share, representing an increase of 10 per cent over 2013. As in previous years the interim dividend for 2015 has been calculated formulaically as one third of the prior year's full year dividend. The Board has approved a 2015 interim dividend of 12.31 pence per share, which equates to an increase of 10 per cent over the 2014 interim dividend.

The Group's dividend policy remains unchanged. The Board will maintain its focus on delivering a growing dividend from this new higher base, which will continue to be determined after taking into account the Group's financial flexibility and our assessment of opportunities to generate attractive returns by investing in specific areas of the business. The Board believes that in the medium term a dividend cover of around two times is appropriate.

Notes:
1 Free surplus generation represents 'underlying free surplus' based on operating movements, including the general insurance commission earned during the period and excludes market movements, foreign exchange, capital movements, shareholders' other income and expenditure and centrally arising restructuring and Solvency II  implementation costs.
   In addition, following its reclassification as held for sale during 2013, operating results exclude the result of the Japan Life Insurance business.

2 Following the disposal of the Group's 25 per cent interest in PruHealth and PruProtect in November 2014, the 2014 comparative results of UK insurance operations have been adjusted to exclude results of those businesses.

3 After Asia development costs.
4 Refer to note B1.1 in IFRS financial statements for the break-down of other income and expenditure, and other non-operating items.
5 Includes Group's proportionate share of the liabilities and associated flows of the insurance joint ventures in Asia.
6 Defined as movements in shareholder-backed policyholder liabilities arising from premiums (net of charges), surrenders/withdrawals, maturities and deaths.
7 For basis of preparation see note I (a) of Additional Unaudited IFRS financial information.
8 Includes Group's proportionate share in PPM South Africa and the Asia asset management joint ventures.
9 Net inflows exclude Asia Money Market Fund (MMF) inflows of £609 million (2014: net outflows £52 million). External funds under management exclude Asia MMF balances of £5,428 million (2014: £4,300 million).

10 Excluding performance fees, carried interest and share of profits from associate entity, PPM South Africa.
11 Payback period, measured on an undiscounted basis, is the time in which the initial 'cash' outflow of investment is expected to be recovered from the 'cash' inflows generated by the investment. The 'cash' outflow is measured by our investment of free surplus in new business sales. The payback period equals the time taken for new business sales to generate free surplus to cover this investment.

12 The full Holding Company Cashflow is disclosed in note II (a) of Additional unaudited IFRS financial information.
13 Refer to the EEV basis supplementary information - Post-tax operating profit based on longer-term investment returns and Post-tax summarised consolidated income statement, for the break-down of other income and expenditure, and other non-operating items.

14 Net of related charges to deferred acquisition costs and tax.
15 Annualised operating profit after tax and non-controlling interests as percentage of opening shareholders' funds.

Group Chief Risk Officer's Summary of the risks facing our business and our capital strength

We generate shareholder value by selectively taking exposure to risks that are adequately rewarded and that can be appropriately quantified and managed. We retain material risks only where consistent with our risk appetite and risk-taking philosophy, that is: (i) they contribute to value creation; (ii) adverse outcomes can be withstood; and (iii) we have the capabilities, expertise, processes and controls to manage them. The Group aims to help customers achieve their long-term financial goals by providing and promoting a range of products and services that meet customer needs, are easy to understand and that deliver real value.

Group Risk Framework
Our Group Risk Framework describes our approach to risk management, including provisions for risk governance arrangements; our appetite and limits for risk exposures; policies for the management of various risk types; risk culture standards; and risk reporting. It is under this framework that the key arrangements and standards for risk management and internal control that support Prudential's compliance with statutory and regulatory requirements are defined.

Risk governance
Our Group Risk Framework requires that all our businesses and functions establish processes for identifying, evaluating and managing the key risks faced by the Group. The framework is based on the concept of 'three lines of defence' comprising risk taking and management, risk control and oversight and independent assurance.

Primary responsibility for strategy, performance management and risk control lies with the Board, which has established the Group Risk Committee to assist in providing leadership, direction and oversight in respect of the Group's significant risks, and with the Group Chief Executive and the Chief Executives of each of the Group's business units. Some of the key responsibilities of the Group Risk Committee include the responsibility for recommending the Own Risk and Solvency Assessment and other regulatory submissions to the Board, keeping the 'three lines of defence' framework under review and monitoring the effectiveness of the Group Chief Risk Officer.

Risk taking and the management thereof forms the first line of defence and is facilitated through the Group Executive Committee, the Balance Sheet and Capital Management Committee and the Chief Executive's Committee.

Risk control and oversight constitutes the second line of defence, and is achieved through the operation of the Group Executive Risk Committee and its sub-committees which monitor and keep risk exposures under regular review. These committees are supported by the Group Chief Risk Officer, with functional oversight provided by Group Risk, Group Compliance and Group Security.

Group Risk has responsibility for establishing and embedding a capital management and risk oversight framework that is consistent with our risk appetite and promotes a culture that protects customers' interests and supports long-term value creation. Group Compliance provides verification of compliance with regulatory standards and informs the Board, as well as the Group's management, on key regulatory issues affecting the Group. Group Security is responsible for developing and delivering appropriate security measures with a view to protecting the Group's staff, physical assets and intellectual property.

Principles and objective
Risk is defined as the uncertainty that Prudential faces in successfully implementing its strategies and objectives. This includes all internal or external events, acts or omissions that have the potential to threaten the success and survival of Prudential.

The control procedures and systems established within the Group are designed to manage rather than eliminate the risk of failure to meet business objectives. They can only provide reasonable and not absolute assurance against material misstatement or loss and focus on aligning the levels of risk-taking with the achievement of business objectives.

Material risks will only be retained where this is consistent with Prudential's risk appetite framework and its philosophy towards risk-taking. The Group's current approach is to retain such risks where doing so contributes to value creation and the Group is able to withstand the impact of an adverse outcome, and has the necessary capabilities, expertise, processes and controls to appropriately manage the risk.

Risk objectives In keeping with this philosophy, the Group has five objectives for risk and capital management which are as follows:
• Framework Design, implement and maintain a capital management and risk oversight framework, which is consistent with the Group's risk appetite and philosophy towards risk taking	• Monitoring Establish a 'no surprises' risk management culture by identifying the risk landscape, assessing and monitoring risk exposures and understanding change drivers	• Control Implement suitable risk mitigation strategies and remedial actions where exposures are deemed inappropriate, and to manage the response to potentially extreme events	• Communication Effectively communicate the Group's risk, capital and profitability position to both internal and external stakeholders	• Culture Foster a risk management culture, providing quality assurance and facilitating the sharing of best practice

The Group's risk governance, which supports the Prudential plc Board and its Committees, is based on the principles of the three lines of defence model: risk taking and management, risk control and oversight, and independent assurance.

RISK MANAGEMENT - THE FIRST LINE OF DEFENCE
Risk-taking and the management thereof forms the first line of defence and is facilitated through the Group Executive Committee, the Balance Sheet and Capital Management Committee and the Chief Executive's Committee.

Group Executive Committee (GEC)	Balance Sheet and Capital Management Committee (BSCMC)	Chief Executive's Committee (CEC)
Purpose:
Supports the Group Chief Executive in the executive management of the Group and is comprised of the Chief Executives of each of the Group's major business units, the Chief Financial Officer, the Group Chief Risk Officer as well as a number of functional specialists.

Purpose:
Supports the Chief Financial Officer in the management of the Group's balance sheet, as well as providing oversight to the activities of Prudential Capital, which undertakes the treasury function for the Group.  The BSCMC comprises a number of functional specialists.

Purpose:
To review items that require investment or place Group value at risk that are going through the Approvals Committee Review process; receive early warning of projects that will be coming through the Approvals Committee Review process before significant costs are incurred and ensure that transactions and major projects taking place in the Group are well supported.

Meets: Monthly	Meets: Monthly	Meets: Usually weekly

RISK OVERSIGHT - THE SECOND LINE OF DEFENCE
Risk control and oversight constitutes the second line of defence, and is achieved through the operation of a number of Group-level risk committees, chaired by either the Chief Financial Officer or the Group Chief Risk Officer, which monitor and keep risk exposures under regular review.

Group Executive Risk Committee (GERC)
Purpose:  Oversees the Group's risk exposures, including market, credit, liquidity, insurance and operational risks, and also monitors the Group's capital position.
Reports to:  Group Chief Executive
Meets: Monthly

Technical Actuarial Committee (TAC)	Group Credit Risk Committee (GCRC)	Group Operational Risk Committee (GORC)	Solvency II Technical Oversight Committee (STOC)
Purpose: Sets the methodology for valuing Prudential's assets, liabilities and capital requirements under Solvency II and the Group's internal economic capital basis.	Purpose: Reviews the Group's investment and counterparty credit risk positions	Purpose: Oversees the Group's operational risk exposures and the Group's emerging risks through its sub-Committee the Emerging Risk Assessment Committee (ERAC).	Purpose: Provides ongoing technical oversight and advice to the Board and executive in respect of their duties with regard to the Group's Internal Model.
Reports to: GERC	Reports to: GERC	Reports to: GERC	Reports to: GERC
Meets: Usually monthly and more often as required	Meets: Monthly	Meets: Quarterly	Meets: Usually 10 times annually
The Group-level risk committees are supported by the Group Chief Risk Officer, with functional oversight provided by Group Security, Group Compliance and Group Risk. Group Security is responsible for developing and delivering appropriate security measures with a view to protecting the Group's staff, physical assets and intellectual property. Group Compliance provides verification of compliance with regulatory standards and informs the Prudential plc Board, as well as management, on key regulatory issues affecting the Group. Group Risk has responsibility for establishing and embedding a capital management and risk oversight framework and culture consistent with Prudential's risk appetite that protects and enhances the Group's embedded and franchise value.

INDEPENDENT ASSURANCE - THE THIRD LINE OF DEFENCE
Group-wide Internal Audit (GwIA)
The third line of defence comprises the Group-wide Internal Audit function, which provides independent and objective assurance to the Prudential plc Board, its Audit and Risk Committees and the Group Executive Committee, to help protect the assets, sustainability and reputation of the Group.

Risk appetite and limits
The extent to which we are willing to take risk in the pursuit of our objective to create shareholder value is defined by a number of risk appetite statements, operationalised through measures such as limits, triggers and indicators. These appetite statements and measures are approved by the Board on recommendation of the Group Risk Committee and are subject to annual review.

We define and monitor aggregate risk limits based on financial and non-financial stresses for our earnings volatility, liquidity and capital requirements as follows:

Earnings volatility: the objectives of the limits are to ensure that:

a. the volatility of earnings is consistent with the expectations of stakeholders;
b. the Group has adequate earnings (and cashflows) to service debt, expected dividends and to withstand unexpected shocks; and
c. earnings (and cashflows) are managed properly across geographies and are consistent with funding strategies.

The two measures used to monitor the volatility of earnings are EEV operating profit and IFRS operating profit, although EEV and IFRS total profits are also considered.

Liquidity: the objective is to ensure that the Group is able to generate sufficient cash resources to meet financial obligations as they fall due in business as usual and stressed scenarios.

Capital requirements: the limits aim to ensure that:

a. the Group meets its internal economic capital requirements;
b. the Group achieves its desired target rating to meet its business objectives; and
c. supervisory intervention is avoided.

The two measures currently used are the EU Insurance Groups Directive capital requirements and internal economic capital requirements. In addition, capital requirements are monitored on both local statutory and future Solvency II regulatory bases (which will replace the EU Insurance Groups Directive).

We also define risk appetite statements and measures (i.e. limits, triggers, indicators) for the major constituents of each risk type as categorised and defined in the Group Risk Framework, where appropriate. These appetite statements and measures cover the most significant exposures to the Group, particularly those that could impact our aggregate risk limits. The Group Risk Framework risk categorisation is shown in the table below.

Category	Risk type	Definition
Financial risks	Market risk
The risk of loss for the Group's business, or of adverse change in the financial situation, resulting, directly or indirectly, from fluctuations in the level or volatility of market prices of assets and liabilities.

Credit risk
The risk of loss for the Group's business or of adverse change in the financial position, resulting from fluctuations in the credit standing of issuers of securities, counterparties and any debtors in the form of default or other significant credit event (eg downgrade or spread widening).

Insurance risk
The risk of loss for the Group's business or of adverse change in the value of insurance liabilities, resulting from changes in the level, trend, or volatility of a number of insurance risk drivers. This includes adverse mortality, longevity, morbidity, persistency and expense experience.

	Liquidity risk	The risk of the Group being unable to generate sufficient cash resources or to meet financial obligations as they fall due in business as usual and stress scenarios.
Non-financial risks	Operational risk	The risk of loss arising from inadequate or failed internal processes, or from personnel and systems, or from external events other than those covered by business environment risk.
	Business environment risk	Exposure to forces in the external environment that could significantly change the fundamentals that drive the business's overall strategy.
	Strategic risk	Ineffective, inefficient or inadequate senior management processes for the development and implementation of business strategy in relation to the business environment and the Group's capabilities.

Our risk appetite framework forms an integral part of our annual business planning cycle. The Group Risk Committee is responsible for reviewing the risks inherent in the Group's business plan and for providing the Board with input on the risk/reward trade-offs implicit therein. This review is supported by the Group Risk function, which uses submissions by business units to calculate the Group's aggregated position (allowing for diversification effects between business units) relative to the aggregate risk limits.

Risk policies
Risk policies set out specific requirements for the management of, and articulate the risk appetite for, key risk types. These are policies for credit, market, insurance, liquidity and operational risks, which are further supported by outsourcing and third party supply, dealing controls, investment, underwriting, internal model, tax, compliance and customer policies. They form part of the Group Governance Manual, which was developed to make a key contribution to the sound system of internal control that we are expected to maintain under the UK Corporate Governance Code and the Hong Kong Code on Corporate Governance Practices. Group Head Office and business units confirm that they have implemented the necessary controls to evidence compliance with the Group Governance Manual.

Risk culture
We work to promote a responsible risk culture in three main ways:

a. by the leadership and behaviours demonstrated by management;
b. by building skills and capabilities to support management; and
c. by including risk management (through the balance of risk with profitability and growth) in the performance evaluation of individuals.

The remuneration strategy at Prudential is designed to be consistent with its risk appetite, and the Group Chief Risk Officer advises the Group Remuneration Committee on adherence to our risk framework and appetite.

Risk reporting
An annual 'top-down' identification of our top risks assesses the risks that have the greatest potential to impact the Group's operating results and financial condition. The management information received by the Group-level Risk Committees and the Prudential plc Board is tailored around these risks, and it also covers on-going developments in other key and emerging risks. A discussion of the key risks, including how they affect our operations and how they are managed, follows below.

Key risks
Market risk

(i) Investment risk
In Prudential UK investment risk arising on the assets in the with-profits fund impacts the shareholders' interest in future transfers and is driven predominantly by equities in the fund as well as by other investments such as property and bonds. The value of the future transfers is partially protected against equity falls by hedging conducted outside of the fund. The fund's large inherited estate - estimated at £7.4 billion as at 30 June 2015 (31 December 2014: £7.2 billion) - can absorb market fluctuations and protect the fund's solvency. The inherited estate is partially protected against falls in equity markets through an active hedging policy within the fund.

In Asia, our shareholder exposure to equities mainly relates to revenue from unit-linked products and to the effect of falling equity markets on its with-profits businesses.

In Jackson, investment risk arises in relation to the assets backing the policies. In the case of the spread business, including fixed annuities, these assets are generally bonds. For the variable annuity business, these assets include equities as well as other assets such as bonds. In this case the impact on the shareholder comes from value of future mortality and expense fees, and additionally from guarantees embedded in variable annuity products. Shareholders' exposure to these guarantees is mitigated through a hedging programme, as well as reinsurance. Further measures have been undertaken including re-pricing initiatives and the introduction of variable annuities without guarantees. Furthermore, it is our philosophy not to compete on price; rather, we seek to sell at a price sufficient to fund the cost incurred to hedge or reinsure the risks and to achieve an acceptable return.

The Jackson IFRS shareholders' equity and US statutory capital are sensitive to the effects of policyholder behaviour on the valuation of GMWB guarantees. Jackson hedges the guarantees on its variable annuity book on an economic basis with consideration of the local regulatory basis and, thus, accepts variability in its accounting results in the short term in order to achieve the appropriate result on these bases. In particular, under Prudential's Group IFRS reporting, the measurement of the Jackson variable annuity guarantees is typically less sensitive to market movements than the corresponding hedging derivatives, which are held at market value. However, depending on the level of hedging conducted regarding a particular risk type, certain market movements can drive volatility in the economic or local regulatory result which may be either more or less significant under IFRS reporting.

(ii) Interest rate risk
Long-term rates have declined over recent periods in many markets, falling to historic lows. Products that we write are sensitive to movements in interest rates, and while we have already taken a number of actions to de-risk the in-force business as well as re-price and restructure new business offerings in response to historically low interest rates, persistently low rates may impact policyholders' savings patterns and behaviour.

Interest rate risk arises in our UK business from the need to match cashflows for annuity payments with those from investments; movements in interest rates may have an impact on profits where durations are not perfectly matched. As a result, we aim to match the duration of assets and liabilities as closely as possible and the position is monitored regularly. The with-profits business is exposed to interest rate risk as a result of underlying guarantees. Such risk is largely borne by the with-profits fund but shareholder support may be required in extremis.

In Asia, exposure to interest rate risk arises from the guarantees of some non-unit-linked investment products. This exposure arises because it may not be possible to hold assets which will provide cashflows to match exactly those relating to policyholder liabilities. While this residual asset/liability mismatch risk can be managed, it cannot be eliminated.

Jackson is exposed to interest rate risk in its fixed, fixed index, institutional and variable annuity books. Movements in interest rates can influence the cost of guarantees in such products, in particular the cost of guarantees may increase when interest rates fall. Interest rate risk across the entire business is managed through the use of interest rate swaps and interest rate options.

(iii) Foreign exchange risk
We principally operate in Asia, the US and the UK. The geographical diversity of our businesses means that we are inevitably subject to the risk of exchange rate fluctuations. Our international operations in the US and Asia, which represent a significant proportion of our operating profit and shareholders' funds, generally write policies and invest in assets denominated in local currency. Although this practice limits the effect of exchange rate fluctuations on local operating results, it can lead to significant fluctuations in our consolidated financial statements when results are expressed in UK sterling.

We retain revenues locally to support the growth of our business and capital is held in the local currency of the business to meet local regulatory and market requirements, accepting the balance sheet translation risks this can produce. Significant shareholder exposures to foreign exchange risks in currencies outside the local territories are not maintained. In cases where a surplus arising in an overseas operation supports Group capital or where there is a significant cash remittance due from an overseas subsidiary to the Group, this exposure is hedged where we believe it is economically optimal to do so. Currency borrowings, swaps and other derivatives are used to manage exposures.

Credit risk
We invest in fixed income assets in order to fund policyholder liabilities and enter into reinsurance and derivative contracts to mitigate various types of risk. As a result, we are exposed to credit and counterparty credit risk across our business. We employ a number of risk management tools to manage credit risk, including limits defined on an issuer/counterparty basis as well as on average credit quality, and collateral arrangements in derivative transactions. The Group Credit Risk Committee oversees credit and counterparty credit risk across the Group.

(i) Debt and loan portfolio
Our UK business is primarily exposed to credit risk in the shareholder-backed portfolio, where fixed income assets represent 37 per cent or £31.1 billion of our exposure. Credit risk arising from £45.7 billion of fixed income assets is largely borne by the with-profits fund, although shareholder support may be required should the with-profits fund become unable to meet its liabilities.

The debt portfolio of our Asia business totalled £24.4 billion at 30 June 2015. Of this, approximately 66 per cent was in unit-linked and with-profits funds with minimal shareholder risk. The remaining 34 per cent is shareholder exposure.

Credit risk arises in the general account of our US business, where £32.1 billion of fixed income assets back shareholder liabilities including those arising from fixed annuities, fixed index annuities, fixed account under variable annuities, institutional products, and life insurance. Included in the portfolio are £2.2 billion of commercial mortgage-backed securities and £1.4 billion of residential mortgage-backed securities, of which £0.7 billion (53 per cent) are issued by US government sponsored agencies.

The shareholder-owned debt and loan portfolio of the Group's asset management operations of £2.8 billion as at 30 June 2015 is principally related to Prudential Capital operations. Prudential Capital generates revenue by providing bridging finance, managing investments and operating a securities lending and cash management business for the Prudential Group and our clients.

Further details of the composition and quality of our debt portfolio, and exposure to loans, can be found in the IFRS financial statements.

(ii) Group sovereign debt and bank debt exposure
Sovereign debt1 represented 14 per cent or £10.6 billion of the debt portfolio backing shareholder business at 30 June 2015 (31 December 2014: 15 per cent or £11.0 billion). 40 per cent of this was rated AAA and 94 per cent investment grade (31 December 2014: 43 per cent AAA, 95 per cent investment grade). At 30 June 2015, the Group's shareholder-backed business's holding in Eurozone sovereign debt1 was £426 million. 81 per cent of this was AAA rated (31 December 2014: 82 per cent AAA rated). Shareholder exposure to the Eurozone sovereigns of Italy and Spain is £56 million (31 December 2014: £63 million). We do not have any sovereign debt exposure to Greece, Cyprus, Portugal or Ireland.

Our bank exposure is a function of our core investment business, as well as of the hedging and other activities undertaken to manage our various financial risks. Given the importance of our relationship with our banks, exposure to the banking sector is a key focus of management information provided to the Group's risk committees and the Board.

The exposures held by the shareholder-backed business and with-profits funds in sovereign debt and bank debt securities at 30 June 2015 are given in Note C3.3(f) of the Group's IFRS financial statements.

(iii) Counterparty credit risk
We enter into a variety of exchange traded and over-the-counter derivative financial instruments, including futures, options, forward currency contracts and swaps such as interest rate swaps, inflation swaps, cross-currency swaps, swaptions and credit default swaps.

All over-the-counter derivative transactions, with the exception of some Asia transactions, are conducted under standardised International Swaps and Derivatives Association Inc master agreements and we have collateral agreements between the individual Group entities and relevant counterparties in place under each of these master agreements.

Our exposure to derivative counterparty and reinsurance counterparty credit risk is managed using an array of risk management tools, including a comprehensive system of limits. Where appropriate, we reduce our exposure, purchase credit protection or make use of additional collateral arrangements to control our levels of counterparty credit risk.

Insurance risk
The processes of determining the price of our products and reporting the results of our long-term business operations require us to make a number of assumptions. In common with other industry players, the profitability of our businesses depends on a mix of factors including mortality and morbidity levels and trends, persistency, investment performance, unit cost of administration and new business acquisition expenses.

We continue to conduct research into longevity risk using both industry data and experience from our substantial annuity portfolio. The assumptions that we make about future rates of mortality improvement within our UK annuity portfolio are key to our pricing and reserving. Recent changes to UK legislation, removing an individual's requirement to convert a pension fund into an annuity, as well as the treatment of annuities under Solvency II, are also demanding particular scrutiny. We continue to seek opportunities to transfer longevity risk to reinsurers or to the capital markets and have transacted when terms are sufficiently attractive and aligned with our risk management framework.

Morbidity risk is mitigated by appropriate underwriting and use of reinsurance. Our morbidity assumptions reflect our recent experience and expectation of future trends for each relevant line of business. In Asia, a key assumption is the rate of medical price inflation, which is typically higher than general price inflation.

Our persistency assumptions reflect recent experience for each relevant line of business, and any expectations of future persistency. Persistency risk is mitigated by appropriate training and sales processes and managed locally post-sale through regular experience monitoring and the identification of common characteristics of poor persistency business. Where appropriate, allowance is also made for the relationship - either assumed or historically observed - between persistency and investment returns, and for the resulting additional risk.

Liquidity risk
Our parent company has significant internal sources of liquidity which are sufficient to meet all of its expected requirements for the foreseeable future without having to make use of external funding. In aggregate the Group currently has £2.6 billion of undrawn committed facilities, expiring in 2019 and 2020. In addition, the Group has access to liquidity via the debt capital markets. We also have in place an unlimited commercial paper programme and have maintained a consistent presence as an issuer in this market for the last decade. Liquidity uses and sources have been assessed at the Group and at a business unit level under base case and stressed assumptions. The liquidity resources available and the subsequent Liquidity Coverage Ratio are regularly monitored and we have assessed these to be sufficient.

Operational risk
We are exposed to operational risk through the course of running our business. We are dependent on the successful processing of a large number of transactions, utilising various legacy and other IT systems and platforms, across numerous and diverse products. We also operate under the ever evolving requirements set out by different regulatory and legal regimes (including tax), as well as utilising a significant number of third parties to distribute products and to support business operations.

Our IT, compliance and other operational systems and processes incorporate controls that are designed to manage and mitigate the operational risks associated with our activities. Prudential has not identified a material failure or breach in relation to its legacy and other IT systems and processes to date. However, it has been, and likely will continue to be, subject to computer viruses, attempts at unauthorised access and cyber security attacks such as 'denial of service' attacks (which, for example, can cause temporary disruption to websites and networks), phishing and disruptive software campaigns.

We have an operational risk management framework in place that facilitates both the qualitative and quantitative analysis of operational risk exposures. The output of this framework, in particular management information on key operational risk and control assessments, scenario analysis, internal incidents and external incidents, is reported by the business units and presented to the Group Operational Risk Committee. This information also supports business decision-making and lessons-learned activities, the on-going improvement of the control environment, and determination of the adequacy of our corporate insurance programme.

Global regulatory risk
Global regulatory risk is considered a key risk.

The European Union (EU) has developed a new prudential regulatory framework for insurance companies, referred to as Solvency II. The Solvency II Directive, which sets out the new framework, was formally approved by the Economic and Financial Affairs Council in November 2009 although its implementation was delayed pending agreement on a directive known as Omnibus II which, having been adopted by the Council of the European Union in April 2014, amended certain aspects of the Solvency II Directive. The new approach is based on the concept of three pillars - minimum capital requirements, supervisory review of firms' assessments of risk, and enhanced disclosure requirements.

Specifically, Pillar 1 covers the quantitative requirements around own funds, valuation rules for assets and liabilities and capital requirements. Pillar 2 provides the qualitative requirements for risk management, governance and controls, including the requirement for insurers to submit an Own Risk and Solvency Assessment which will be used by the regulator as part of the supervisory review process. Pillar 3 deals with the enhanced requirements for supervisory reporting and public disclosure.

A key aspect of Solvency II is that the assessment of risks and capital requirements are intended to be aligned more closely with economic capital methodologies and may allow us to make use of our internal capital models if approved by the Prudential Regulation Authority.

Following adoption of the Omnibus II Directive, Solvency II will be implemented on 1 January 2016, although a number of the detailed rules and guidelines that will supplement the high-level rules and principles of the Solvency II and Omnibus II Directives, remain subject to formal ratification during the second half of 2015.

The effective application of a number of key measures incorporated in the Omnibus II Directive, including the provisions for third-country equivalence, transitional measures, the liability discount rate for UK annuity business and whether restrictions are placed on the economic value of overseas surplus, are subject to regulatory judgement and approval. There is a significant amount of regulatory judgement required in these areas. Therefore there remains a risk that the final outcome of Solvency II could be adverse for us including potentially a significant increase in the capital required to support our business. We are actively participating in shaping the outcome through our involvement in industry bodies and trade associations, including the Pan-European Insurance Forum, Chief Risk Officer Forum and Chief Financial Officer Forum, together with the Association of British Insurers and Insurance Europe.

We are continuing our preparations to adopt the regime when it comes into force on 1 January 2016, which includes regularly reviewing our range of options to maximise the strategic flexibility of the Group, such as consideration of optimising our domicile as a possible response to an adverse outcome on Solvency II.

Over the coming months we will remain in regular contact with the Prudential Regulation Authority as we continue to engage in the approval process for the internal model. We expect to receive the outcome of the Prudential Regulation Authority's model approval process in early December 2015.

Currently there are also a number of other global regulatory developments which could impact the way in which we are supervised in our many jurisdictions. These include the Dodd-Frank Act in the US, the work of the Financial Stability Board on Global Systemically Important Insurers and the Common Framework for the Supervision of Internationally Active Insurance Groups (ComFrame) being developed by the International Association of Insurance Supervisors.

The Dodd-Frank Act represents a comprehensive overhaul of the financial services industry within the United States that, among other reforms to financial services entities, products and markets, may subject financial institutions designated as systemically important to heightened prudential and other requirements intended to prevent or mitigate the impact of future disruptions in the US financial system. The full impact of the Dodd-Frank Act on our businesses is not currently clear, as many of its provisions have a delayed effectiveness and/or require rulemaking or other actions by various US regulators over the coming years.

In July 2013 the Financial Stability Board announced the initial list of nine insurance groups that have been designated as Global Systemically Important Insurers (G-SII). Following another assessment in 2014, the Financial Stability Board confirmed the same nine insurance groups as G-SII on 6 November 2014. This list included Prudential as well as a number of its competitors. Designation as a G-SII has led to additional policy measures being applied to the Group. Based on the policy framework released by the IAIS and subsequent guidance papers these additional policy measures include enhanced group-wide supervision, effective resolution measures of the Group in the event of failure, loss absorption, and higher loss absorption capacity. This enhanced supervision commenced immediately and included the annual submission of a Systemic Risk Management Plan, a Group Recovery Plan and Liquidity Risk Management Plan. Prudential is monitoring the development and potential impact of the policy measures and is continuing to engage with the Prudential Regulation Authority on the implications of the policy measures and Prudential's designation as a G-SII. The G-SII regime also introduces two types of capital requirements; the first, a Basic Capital Requirement (BCR), designed to act as a minimum group capital requirement and the second, a Higher Loss Absorption (HLA) requirement. G-SIIs began privately reporting their BCR to their group-wide supervisors on a confidential basis from 2015. The IAIS is currently consulting on the HLA requirement and this is expected to apply from January 2019 to the insurance groups identified as G-SIIs in November 2017.

ComFrame is also being developed by the IAIS to provide common global requirements for the supervision of insurance groups. The framework is designed to outline a set of common global principles and standards for group supervision and may increase the focus of regulators in some jurisdictions. One of the framework's key components is an Insurance Capital Standard (ICS) which would be expected to form the group solvency capital standard under ComFrame. In December 2014, the IAIS issued a comprehensive consultation paper on ICS and a quantitative field test is being undertaken during 2015. The IAIS has recently announced an extension to the ICS timelines and a version of the ICS is expected to be adopted as part of ComFrame in late 2019.

Risk factors
Our disclosures covering risk factors can be found at the end of this document.

Risk mitigation and hedging

We manage our actual risk profile against our tolerance of risk. To do this, we maintain risk registers that include details of the risks we have identified and of the controls and mitigating actions we employ in managing them. Any mitigation strategies involving large transactions, such as a material derivative transaction involving shareholder business, are subject to review at Group level before implementation.

We use a range of risk management and mitigation strategies. The most important of these include: adjusting asset portfolios to reduce investment risks (such as duration mismatches or overweight counterparty exposures); using derivatives to hedge market risks; implementing reinsurance programmes to manage insurance risk; implementing corporate insurance programmes to limit the impact of operational risks; and revising business plans where appropriate.

Capital management

We continue to operate with a strong solvency position, while maintaining high levels of liquidity and capital generation. This is testament to our capital discipline, the effectiveness of our hedging activities, our low direct Eurozone exposure, the minimal level of credit impairments and the natural offsets in our portfolio of businesses which dampen the effects of movements in interest rates.

Regulatory capital

Prudential is subject to the capital adequacy requirements of the European Union Insurance Groups Directive (IGD) as implemented by the Prudential Regulation Authority in the UK. The IGD capital surplus represents the aggregated surplus capital (on a Prudential Regulation Authority consistent basis) of the Group's regulated subsidiaries less the Group's borrowings. No diversification benefit is recognised. We estimate that our IGD capital surplus is £5.2 billion at 30 June 2015 (before taking into account the 2015 interim dividend), with available capital covering our capital requirements 2.5 times. This compares to a capital surplus of £4.7 billion at the end of 2014 (before taking into account the 2014 final dividend).

The movements in the first half of 2015 mainly comprise:
• Net capital generation (inclusive of market and foreign exchange movements) mainly through operating earnings (in-force releases less investment in new business, net of tax) of £0.8 billion.
• £0.6 billion of subordinated debt issuance and other items.

Offset by:
• Final 2014 dividend of £0.7 billion; and
• External financing costs and other central costs, net of tax, of £0.2 billion

IGD surplus represents the accumulation of surpluses across all of our operations based on local regulatory minimum capital requirements with some adjustments, pursuant to the requirements of Solvency I. The calculation does not fully adjust capital requirements for risk nor does it capture the true economic value of assets.

Stress testing
As at 30 June 2015, stress testing of our IGD capital position to various events has the following results:
• An instantaneous 20 per cent fall in equity markets from 30 June 2015 levels would increase the IGD surplus by £200 million;
• A 40 per cent fall in equity markets (comprising an instantaneous 20 per cent fall followed by a further 20 per cent fall over a four-week period) would reduce the IGD surplus by £1,050 million;
• A 100 basis points reduction (subject to a floor of zero) in interest rates would reduce the IGD surplus by £500 million; and
• Credit defaults of 10 times the expected level would reduce IGD surplus by £700 million.

The impact of the 100 basis points reduction in interest rates is exacerbated by the current regulatory permitted practice used by Jackson, which values all interest rate swaps at book value rather than fair value for regulatory purposes. At 30 June 2015, removing the permitted practice would have increased reported IGD surplus to £5.4 billion. As at 30 June 2015, it is estimated that a 100 basis point reduction in interest rates (subject to a floor of zero) would have resulted in an IGD surplus of £5.2 billion, excluding the permitted practice.

Prudential believes that the results of these stress tests, together with the Group's strong underlying earnings capacity, our established hedging programmes and our additional areas of financial flexibility, demonstrate that we are in a position to withstand significant deterioration in market conditions.

Other Capital Metrics
We use an internal economic capital assessment calibrated on a multi-term basis to monitor our capital requirements across the Group. This approach considers, by risk drivers, the timeframe over which each risk can threaten the ability of the Group to meet claims as they fall due, allowing for realistic diversification benefits. This assessment provides valuable insights into our risk profile and for continuing to maintain a strong capital position.

All of our subsidiaries continue to hold strong capital positions on a local regulatory basis. Jackson's Risk-Based Capital ratio level as of 31 December 2014 was 456 per cent after remitting £415 million to the Group in 2014 while supporting its balance sheet growth and maintaining adequate capital. Capital formation in 2015 has been strong, enabling Jackson to remit £403 million to Group while maintaining a robust capital position. The value of the estate of our UK With-Profits fund as at 30 June 2015 is estimated at £7.4 billion. The value of the shareholders' interest in future transfers from the with-profits funds in the UK is estimated at £2.3 billion (31 December 2014: £2.2 billion).

Furthermore, on a statutory (Pillar 1) basis the total credit default reserve for the UK shareholder annuity funds also contributes to protecting our capital position in excess of the IGD surplus. Notwithstanding the absence of defaults in the year, at 30 June 2015 we maintained sizeable credit default reserves at £2.2 billion (31 December 2014: £2.2 billion), representing 39 per cent of the portfolio spread over swaps, compared with 41 per cent at 31 December 2014.

Solvency II
Solvency II is scheduled to come into force on 1 January 2016. In preparation for this, we submitted our Solvency II internal model applications to the Prudential Regulation Authority in June 2015. Further information on the Group's Solvency II position is provided in the Chief Financial Officer's report.

Capital allocation
Our approach to capital allocation is to attain a balance between risk and return, investing in those businesses that create shareholder value. In order to efficiently allocate capital, we measure the use of, and the return on, capital.

We use a variety of metrics for measuring capital performance and profitability, including traditional accounting metrics and economic returns. Capital allocation decisions are supported by this quantitative analysis, as well as strategic considerations.

The economic framework measures risk-adjusted returns on economic capital, a methodology that ensures meaningful comparison across the Group. Capital utilisation, return on capital and new business value creation are measured at the product level as part of the business planning process.

Notes:
1 Excludes Group's proportionate share in Joint Ventures and unit-linked assets and holdings of consolidated unit trusts and similar funds.

Corporate governance

The directors confirm that the Company has complied with all relevant provisions set out in the Hong Kong Code on Corporate Governance Practices (the Code) throughout the accounting period. With respect to Code Provision B.1.2(d) of the HK Code, the responsibilities of the Remuneration Committee do not include making recommendations to the Board on the remuneration of non-executive directors. In line with the principles of the UK Code, fees for Non-executive Directors are determined by the Board.

The directors also confirm that the financial results contained in this document have been reviewed by the Group Audit Committee.

The Company confirms that it has adopted a code of conduct regarding securities transactions by directors on terms no less exacting than required by the Hong Kong listing rules and that the directors of the Company have complied with this code of conduct throughout the period.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 11 August 2015

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Nic Nicandrou

Nic Nicandrou
Chief Financial Officer